UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Florence Lodging Investment Partners, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

South Carolina

Date of Organization:

January 5, 2022

Physical Address of Issuer:

6650 Rivers Avenue, Suite 100, Charleston, SC 29406

Website of Issuer:

www.tempest22.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Vicinity, LLC

CIK Number of Intermediary:

0001798542

SEC File Number of Intermediary:

7-223

CRD Number of Intermediary:

307772

Name of qualified third party "Escrow Facilitator" which the Offering will utilize:

Funds received through the offering will be held in escrow by North Capital Private Securities Corporation (NCPS).

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided hereunder by Vicinity, Company shall pay to Vicinity at each closing of the offering a fee consisting of a 4% commission based on the dollar amount received from US investors in the Offering for all payments received.

Additionally, Vicinity will receive a commission from investors in the form of 1% of the return on investment from the issuers as a result of their investment. The fee shall be paid in cash upon disbursement of funds from the custody account at the time of each distribution. Payment will be made to Vicinity directly from the escrow or custody account maintained for the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

At the conclusion of the offering, the issuer shall pay a fee in Securities equal to 2% of the amount Securities sold in the offering to the Intermediary. Additionally, Intermediary will receive a commission from investors in the form of 1% of the return on investment from the issuers as a result of their investment.

Type of Security Offered:

Class CF Membership Interests aka "Class CF Units"

Target Number of Securities to be Offered:

150

Price (or Method for Determining Price):

$1,000

Target Offering Amount:

$150,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:

Other: At the Issuer's discretion

Maximum offering amount (if different from Target Offering Amount):

$875,000

Deadline to reach the Target Offering Amount:

April 29, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2022) (1)	Prior fiscal year-end (2021)
Total Assets	$23,951	$0
Cash & Cash Equivalents	$23,951	$0
Share of Losses from Joint Ventures	($878,548)	$0
Operating Expenses	$72,501	$0
Net Income/Net Loss	($951,049)	$0

(1) Florence Lodging Investment Partners, LLC was formed on January 5, 2022.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

February 12, 2024

FORM C

Florence Lodging Investment Partners, LLC

Up to $875,000 of

Class CF Membership Interests

Florence Lodging Investment Partners, LLC (the "***Company***," "***we***," "***us***," or "***our***"), is offering a minimum amount of $150,000 (the "***Target Offering Amount***") and up to a maximum amount of $875,000 (the "***Maximum Offering Amount***") of Class CF Membership Interests (the "***Class CF Membership Interests***" or the "***Securities***") on a contingency basis as described in this Form C (this "***Offering***"). We must raise an amount equal to or greater than the Target Offering Amount by April 29, 2024 (the "***Offering Deadline***"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "***Investors***" or "***you***". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled '*THE OFFERING AND THE SECURITIES – The Securities.*' In order to purchase the Securities, you must complete the purchase process through our intermediary, Vicinity, LLC (the "***Intermediary***"). Funds are to be deposited in a separate account at North Capital Private Securities, with the Intermediary as trustee for the persons who have the beneficial interest therein, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$500	$20	$480
Maximum Individual Purchase Amount (2)(3)	$875,000	$35,000	$840,000
Target Offering Amount	$150,000	$6,000	$144,000
Maximum Offering Amount	$875,000	$35,000	$840,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants, and the securities-based compensation being paid to the Intermediary.
(2) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 13.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, NORTH CAPITAL PRIVATE SECURITIES, AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING NORTH CAPITAL PRIVATE SECURITIES

NORTH CAPITAL PRIVATE SECURITIES SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. NORTH CAPITAL PRIVATE SECURITIES MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN NORTH CAPITAL PRIVATE SECURITIES'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.tempest22.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.tempest22.com

The date of this Form C is February 12, 2024.

Table of Contents

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Florence Lodging Investment Partners, LLC is a limited liability company formed in the state of South Carolina on January 5, 2022. The Company entered into its Company Operating Agreement on January 5, 2022, and subsequently amended and restated the Operating Agreement on February 2, 2024 (the "***Company Operating Agreement***").

The Company is located at 6650 Rivers Avenue, Suite 100, Charleston, SC 29406.

The Company's website is www.tempest22.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the page hosted by the Intermediary with respect to this Offering.

The Company currently conducts business in the State of South Carolina.

The purpose of the Company is to improve, operate, and dispose of a hotel Property (the "***Property***") located in Florence, South Carolina (the "***Project***"). The Company expects to operate for a period of three (3) to four (4) years before selling the Property for a profit. See '*THE OFFERING AND THE SECURITIES* ' for more information.

The Company has joined forces with Davalls Hospitality, LLC, to acquire the Hotel through the single-purpose entity, 1826 W Lucas Lodging LLC. Tempest 22, LLC, a co-manager of the Company, will also co-manage 1826 W Lucas Lodging LLC with Davalls Hospitality, LLC (the "***Managers***"). The Company will own 49% of 1826 W Lucas Lodging LLC and receive 49% of any distributions made from the joint venture.

In their capacity as co-managers of 1826 W Lucas Lodging LLC, Tempest 22, LLC and Davalls Hospitality, LLC have elected to have Davalls Management, LLC to run the day-to-day operations of the Hotel. The day-to-day operations of the Company will be run by Tempest 22, LLC, and Lascara Real Estate LLC. The managers of Tempest 22, LLC are William Daniel Frye, Octavio Mota, and Adit Shah. The manager of the Lascara Real Estate LLC is James Lascara.

A description of our business plan can be found in the section of this Form C titled '*BUSINESS,*' on the Company's offering page hosted by the Intermediary, which is attached as Exhibit C to this Form C, in the Company's pitch deck, which can be accessed on the Company's offering page, and which is further attached as Exhibit E to this Form C to which this Offering Memorandum forms a party. The Company's offering page can be accessed at the following domain: https://marketplace.vicinitycapital.com/offers/56?preview=NTY=.

The Offering

Target amount of Class CF Units being offered	150
Total Class CF Units outstanding after Offering (if Target Amount reached)	150
Maximum amount of Class CF Units	875
Total Class CF Units outstanding after Offering (if maximum amount reached)	875
Price Per Security	$1,000 (1 Class CF Unit)
Minimum Individual Purchase Amount	$500 [+]
Maximum Individual Purchase Amount	$875,000
Offering Deadline	April 29, 2024
Use of Proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	See the description of the voting rights on page 47.

+ Investors must subscribe in $500 increments (0.50 Class CF Unit). Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of South Carolina on January 5, 2022. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises engaged in the business of real estate investment and management. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the ownership of real estate.

Investors will not have control over the Company's business operations.

The Company currently has two employees and is reliant on the Manager, which has significant discretion as to the implementation of the Company's investment objectives and strategy. Unless otherwise provided in the Company Operating Agreement, Investors will not and do not have the right to participate in the management, control, or operation of the Company. The Company's performance will be dependent on the success of the Manager implementing value enhancing management strategies. Such strategies involve subjective judgments and forward-looking determinations and projections by the Manager and no assurance can be given that the strategies used, or to be used, by the Manager will be successful under all or any market conditions. In the event the Manager misjudges its decisions with respect to the Property (for whatever reason), the actual returns on an Investor's investment may be less than anticipated at the time of acquisition.

The Company believes that its success depends to a significant extent upon the experience of the principals and other members of the Manager's management team. Specifically, the Company is dependent on William Daniel Frye, Octavio Mota, and Adit Shah, who serve as the managers of Tempest 22, LLC, and James Lascara, who serves as the manager of Lascara Real Estate LLC, our Managers. The Company is therefore dependent on William Daniel Frye, Octavio Mota, and Adit Shah, and James Lascara in order to conduct its operations and execute its business plan, however, the Company has not purchased insurance policies with respect to William Daniel Frye, Octavio Mota, and Adit Shah, and James Lascara in the event of his death or disability. If William Daniel Frye, Octavio Mota, and Adit Shah, and James Lascara dies or become disabled, the Company will not receive any compensation to assist with such person's absence. Further, the loss of service of one or more members of the management team or key personnel of the Company could have a material adverse impact on the Manager and/or the management and operation of the Company.

Adequacy of Capital and Reserves.

An adequate amount of capital is necessary for success of the Company. In the event there are cost overruns or delays, further capital may be necessary.

The Company's Manager is not required to devote its full-time efforts to the business of the Company.

The Manager and its management team, employees and principals engage in other business activities. The Manager's principals own, manage and/or provide advice in relation to a number of other Property. The fact that the Manager's management team and its offers and employees may engage in other business activities for the Manager, or third parties may limit the time that the Manager's management team spends managing the Company's investment in the Project.

Management has limited liability.

The Company's Operating Agreement limits the liability of the Manager to the Company and its mangers and members, and the rights of the Company and its members to recover against its Manager as a result of its default may be limited and any such recover by the Company and/or its members against the Manager may be significantly lower than the loss that the company or its members have suffered.

The Company's business plan involves the acquisition of real property, and real estate investments are speculative in nature.

Real estate investments can be risky and unpredictable. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws, mold infestation, floods, fires, hurricane, and other acts of God and natural disasters, some of which may not be insurable; the attractiveness of real estate relative to other investment choices changes in national or local economic conditions, in particular the financial condition of lessees, changes in government policies, including changes in interest rates established by the Federal Reserve, and international crises. The Company's operating performance would be likely to be adversely affected by a downturn in the property market in terms of capital and/or rental values.

The risks and benefits of investment in real estate depend upon many factors over which the Company has little or no control, including, without limitation, (i) changes in the economic conditions in the country in general, and in the area in which the Property are located, which changes could give rise to a decrease in local demand, an increase in local supply of land, an increase in unemployment, a change in the characteristics of the area in which the real Property are located, and restrictive governmental regulation. This risk includes the risk of a severe economic downturn, similar to the last downturn in 2008, which could affect real estate values significantly to the downside, (ii) various uninsurable risks, (iii) increases in the costs in excess of the budgeted costs, and (iv) the continuing advance of certain provisions of the federal, tax laws, (iv) government zoning or regulatory changes that could limit the Company's expansion plans, and (v) on-site utility failures that could cause the Company to close certain facilities

Purchasers should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Risk of Interpretation of Real Estate Documents and Agreements.

There are certain risks in connection with any real estate acquisition and financing resulting from the drafting and subsequent interpretation of mortgages, deeds, leases, purchase agreements, management contracts, franchisee agreements, etc. Any documents describing the Property, or the legal relations thereto could be subject to various interpretations and potential disputes. While legal counsel will review certain legal documents, it is impossible to prevent and be secured against such various differing interpretations.

The real estate industry is subject to seasonal fluctuations.

The Company intends to acquire specific real estate assets (i.e. the Property). Historically, operating results and revenues in this industry are strongest in the second and third quarters of the calendar year. Many expenses are fixed and cannot be reduced during a seasonal slowdown. If unfavorable conditions in the real estate market and general macroeconomic conditions deteriorate, we may be required to seek sources of working capital for our future liquidity needs. There can be no assurance that we would be able to defer or reduce expenses or that any such actions would not materially and adversely impact our business and results of operations, or that we could obtain additional financing on acceptable terms or at all.

Real estate markets move slowly and unpredictably.

Real estate markets move slowly compared to other investment vehicles (such as stocks, options, forex, etc.). However, this is not always a good thing. When the market goes down, investors must realize that it could take many years to recoup losses incurred during down swings. Additionally, many outside economic factors have an effect on the housing market, making real estate a sometimes-unpredictable market.

We are required to comply with costly regulatory requirements while undergoing construction and rehabilitation of the Property.

The cost and time of completion of any required construction and rehabilitation may exceed the current estimates, as any construction, maintenance and/or renovation of the Property must be carried out in compliance with local laws and regulations and the conditions set out in any permits, licenses, approvals, or authorizations. In the event the Company is required to go through a planning process it may be subject to administrative approvals including fire, health and safety, and environmental protection (including archaeological investigations and armament clearance), as well as technical approvals from various utility providers, including electricity, gas, and sewer services. Similarly, the Americans with Disabilities Act of 1990 (the "***ADA***") requires all public accommodations, including public spaces of apartment communities, to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a real estate project. In addition, like all real estate projects, the Property is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the Company. These compliance requirements may hinder, delay, or significantly increase the costs of activities undertaken on behalf of the Company. Such delays or increases in costs could adversely affect the Company's business, financial condition, and results of operations.

Compliance with environmental and/or health and safety laws and regulations could affect our results of operations and financial conditions.

The Company is regulated by and required to comply with numerous environmental and/or health and safety ("***EHS***") laws and regulations applicable to the Property which impact any typical apartment project. The Company is likely to incur expenses to comply with EHS laws and regulations in the jurisdictions where the Property is located. There can be no assurance that compliance with existing or future EHS laws and regulations will not require material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. Actual or alleged non-compliance with and/or liability arising under EHS laws and regulations could result in regulatory action, third-party claims and/or material expenditure by the Company or otherwise have an adverse effect on the Company's financial condition or operations. EHS laws and regulations also may impose restrictions on the way the Property may be used, or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal, and disposal of certain building materials, including asbestos and lead-based paint. The cost of defending against any claims of liability, of compliance with environmental regulatory requirements of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, investments, or results of operations and, consequently, amounts available for distribution to you. We cannot assure you that the Property will not have any material environmental conditions, liabilities, or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we or the Property may be subject as a result of environmental conditions or violations. If we do incur material environmental liabilities in the future, we may face significant remediation costs, which may materially adversely affect our business, results of operations, financial condition, and ability to make distributions to members.

The presence of hazardous or toxic substances on the Property could seriously harm our business and results of operations.

The Property may have been constructed at various times and in many cases on or in areas that have historically been the subject of commercial or industrial use. As a result, hazardous or toxic substances within land or buildings (such as asbestos) may be present at the Property. While the Manager, or a third-party property manager, will conduct what it believes to be adequate testing of the property and is not aware of any environmental contamination, the nature of these tests is such that contamination cannot be entirely ruled out. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic. Various EHS laws and regulations in the jurisdictions in which the Property is located may impose liability on the Company for the costs of management, removal, investigation, or remediation of such hazardous or toxic substances present on or in or migrating from a property owned or leased by it. the Company could be responsible for the costs of this management, removal, investigation, or remediation even if the presence of such hazardous or toxic substances pre-dates the Company's ownership of the Property. Redevelopment of the Property could also reveal the presence of such substances that require remediation. The costs of any required management, removal, investigation, or remediation of such substances could have an adverse effect on the financial condition and/or operations of the Company. If remediation works are required at the Property, the Company may not be entitled to rental income while the tenant's occupation is interrupted as a result of those works. The presence of such substances, or the failure to remediate such substances properly, may also result in requirements on the Company to pay compensation to third parties or may adversely affect the value of the Property and the Company's ability to sell or lease the Property or to obtain financing using the Property as security.

The Company's due diligence may not reveal all factors affecting an investment in the Property and participation in the Project.

There can be no assurance that the Company's due diligence processes will uncover all relevant facts that would be material to an investment decision, including the valuation of the Property. The Company will assess factors that it believes are material to the performance of the Property. For example, a new survey for any of the Property might be required and it might reveal easements or other burdens or conditions that could affect the valuation of the applicable Property. In making the assessment and otherwise conducting customary due diligence, the Company will rely on the resources available and in some cases investigations by third parties. Some of the information supplied to the Company concerning the current rental income, property valuations, market data, anticipated resale value and other information may be incomplete or inaccurate and the Company's due diligence investigation may fail to reveal material risks associated with the Property. Consequently, relevant information that would be material to an investment decision such as the valuation of the Property can only be seen as an estimate of value and is not a precise measure of net realizable value. As a result, there is no assurance that the valuation of the will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

Appeal of the Property.

A major risk of owning real estate is the appeal. The appeal to prospective tenants and/or buyers of any given Property depends, among other things, upon unpredictable public tastes and such appeal cannot be predicted in advance with any degree of certainty. Tenant and buyer trends can often change making a particular geographical area more or less desired than before. While the experience and talent of the persons involved with a Property generally improve the chances of any given project achieving success, there can be no assurance that the Property will appeal to prospective tenants or buyers and could therefore affect the overall performance of the Property.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to others, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time-to-time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to rents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining vacant, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

Risks of Hospitality in General

The risk and benefits of investment in the hospitality business depends upon many factors, any of which could reduce revenues and limit opportunities for growth, over which the Company has little or no control, including, without limitation:

(a)   significant competition from multiple hospitality providers in the markets the Property is located in;

(b)   changes in operating costs, including energy, food, compensation, benefits, and insurance;

(c)   increases in costs due to inflation that may not be fully offset by price and fee increases in our business;

(d)   changes in tax and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

(e)   the costs and administrative burdens associated with complying with applicable laws and regulations;

(f)   the costs or desirability of complying with local practices and customs;

(g)   significant increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;

(h)   shortages of labor or labor disruptions;

(i)   the availability and cost of capital necessary for us to fund investments, capital expenditures and service debt obligations;

(j)   changes in desirability of geographic region where the Property is located, including changes in the economic conditions of the market in general, and in the specific areas in which the Property is located, which changes could give rise to a decrease in local demand, an increase in local supply of land, an increase in unemployment, a change in the characteristics of the area in which the Property is located, and restrictive governmental regulation. This risk includes the risk of a severe economic downturn, similar to the last downturn in 2008, which could affect real estate values, including hotels, significantly to the downside, (ii) various uninsurable risks, (iii) increases in the costs in excess of the budgeted costs, and (iv) the continuing advance of certain provisions of the federal tax laws.

(k)   changes in the supply and demand for hotel services (including rooms, food and beverage, and other products and services);

(l)   the ability of third-party internet and other travel intermediaries to attract and retain customers;

(m)   decreases that may result in the frequency of business travel as a result of alternatives to in person meetings, including virtual meetings hosted on-line or over private teleconferencing networks.

Construction Cost Increase

The estimated total costs for renovations may increase due to unforeseen circumstances including but not limited to labor shortages and productivity issues, health and safety hazards, subcontractor default and change orders, and subcontractor supplies and equipment price increases. In such an event, Company may not obtain its forecasted Net Cash Flow and Prospective Investors would not receive their projected returns.

The Hospitality Industry is Subject to Seasonal and Cyclical Volatility, Which May Contribute to Fluctuations In Our Results of Operations and Financial Condition

The hospitality industry is seasonal in nature. The periods during which the Property may experience higher revenues depend principally upon location and the customer base served. In addition, the hospitality industry is cyclical, and demand generally follows, on a lagged basis, the general economy. The seasonality and cyclicality of our industry may contribute to fluctuations in our results of operations and financial condition.

The Effects of Covid-19 May Continue to Disrupt the Hospitality Industry

The Covid-19 global pandemic has had a severe negative impact on the hospitality industry. There are no assurances that the global pandemic has subsided, and future pandemics will not emerge, or customer behavior will continue to effect revenues prior to opening the Hotel.

Because We Operate In a Highly Competitive Industry, Our Revenues or Profits Could Be Harmed If We are Unable to Compete Effectively

The segments of the hospitality industry in which we operate are subject to intense competition. Our principal competitors are other operators of full-service and focused-service hotels, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners, and vacation rental by owners ("VRBOs"). If we are unable to compete successfully, our revenues or profits may decline. Furthermore, the investment in competing assets may have been materially lower than the Company's anticipated costs, thus permitting the owners to charge lower rates than those anticipated to be sought by the Company.

Competition For Hotel Guests

We face competition for individual guests, group reservations and conference business. We compete for these customers based primarily on brand name recognition and reputation, as well as location, room rates, property size and availability of rooms and conference space, quality of the accommodations, customer satisfaction, amenities, and the ability to earn and redeem loyalty program points. Our competitors may have greater financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively.

Any Deterioration In the Quality or Reputation of the Hotel Brand Could Have an Adverse Impact on Our Reputation, Business, Financial Condition or Results of Operations.

The franchisor's brand and reputation are among the Property's most important assets. Our ability to attract and retain guests depends, in part, on the public recognition of the franchisor brands and their associated reputation. Such dependence makes our business susceptible to risks regarding brand obsolescence and to reputational damage. If the franchisor's brands become obsolete or are viewed as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels.

In addition, there are many factors which can negatively affect the reputation of the franchisor's brand. Changes in ownership or management practices, the occurrence of accidents or injuries, natural disasters, crime, individual guest notoriety, or similar events can have a substantial negative impact on the brand reputation, create adverse publicity and cause a loss of consumer confidence in the brand. In addition, the considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents. The franchisor's brand could also face legal claims related to these events, along with adverse publicity resulting from such litigation. If the perceived quality of the franchisor's brands declines, or if its reputation is damaged, the Company's business, financial condition or results of operations could be adversely affected.

We May Be Exposed to Risks and Costs Associated with Protecting the Integrity and Security of Our Guests' Personal Information

The Company is subject to various risks associated with the collection, handling, storage, and transmission of sensitive information, including risks related to compliance with data collection and privacy laws and other contractual obligations, as well as the risk that our systems collecting such information could be compromised. In the course of doing business, the Company will collect large volumes of internal and customer data, including credit card numbers and other personally identifiable information for various business purposes, including managing our workforce, providing requested products and services, and maintaining guest preferences to enhance customer service and for marketing and promotion purposes. Our various information technology systems enter, process, summarize and report such data. If the Company fails to maintain compliance with the various data collection and privacy laws or with credit card industry standards or other applicable data security standards, we could be exposed to fines, penalties, restrictions, litigation or other expenses, and our business could be adversely impacted.

In addition, even if the Company is fully compliant with legal standards and contractual requirements, we still may not be able to prevent security breaches involving sensitive data. The sophistication of efforts by hackers to gain unauthorized access to information systems has increased in recent years. Any breach, theft, loss, or fraudulent use of customer, employee or company data could cause consumers to lose confidence in the security of our websites, mobile applications and other information technology systems and choose not to purchase from us. Any such security breach could expose us to risks of data loss, business disruption, litigation, and other liability, any of which could adversely affect our business.

In addition, states and the federal government have recently enacted additional laws and regulations to protect consumers against identity theft. These laws have increased the costs of doing business and, if we fail to implement appropriate safeguards or we fail to detect and provide prompt notice of unauthorized access as required by some of these laws, we could be subject to potential claims for damages and other remedies. If we were required to pay any significant amounts in satisfaction of claims under these laws, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, operating results, and financial condition could be adversely affected.

The Growth of Internet Reservation Channels Could Adversely Affect Our Business and Profitability

A significant percentage of hotel rooms for individual guests is booked through internet travel intermediaries. We may contract with such intermediaries and pay them various commissions and transaction fees for sales of our rooms through their systems. If such bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant concessions from us. Although the franchisor may establish agreements with many of these intermediaries that limit transaction fees for hotels, there can be no assurance that they will be able to renegotiate these agreements upon their expiration with terms as favorable as the provisions that existed before the expiration, replacement, or renegotiation. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. As a result, consumers may develop brand loyalties to the intermediaries' offered brands, websites, and reservations systems rather than to the hotel's brands and systems. If this happens, our business and profitability may be significantly impacted as shifting customer loyalties divert bookings away from our websites.

In addition, in general, internet travel intermediaries have traditionally competed to attract individual consumers or "transient" business rather than group and convention business. However, hospitality intermediaries have recently grown their business to include marketing to large group and convention business. If that growth continues, it could both divert group and convention business away from our hotel, and it could also increase our cost of sales for group business.

Our franchisor's reservation system is an important component of our business operations and a disruption to its functioning could have an adverse effect on our performance and results.

The cost of compliance with the Americans with Disabilities Act may be substantial

We are subject to the Americans with Disabilities Act ("ADA"). Under the ADA all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993, and older structures that undergo material renovations. The regulations also mandate certain operational requirements that hotel operators must observe. The failure of a property to comply with the ADA could result in injunctive relief, fines, an award of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely affect the ability of an owner or franchisee to make payments under the applicable management or franchise agreement or negatively impact the reputation of our brands.

Environmental Hazards

If the Hotel contains or becomes contaminated with, toxic or hazardous substances, the value and the marketability of the Hotel will decrease, and your investment will decrease. While the Manager will make reasonable investigations into whether the Hotel contains toxic or hazardous substances, these investigations will not guarantee that the Hotel is free of toxic or hazardous substances, nor can the Manager ensure that the Hotel will not become contaminated with toxic or hazardous substances subsequent to our investment.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will primarily derive form rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We will engage in development, redevelopment, or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;

- startup, development, redevelopment, or repositioning costs may be higher than anticipated;
- cost overruns and untimely competition of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market of our Securities and the availability to satisfy our debt obligations and to make distributions to our Investors.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders, travel bans, and non-essential business closings potentially happening in the future due to COVID-19, the Company's ability to generate revenue may be adversely affected. The Property is located in a travel destination, and we intend to market the Property for rent. Due to national and international travel restrictions stemming from the spread of COVID-19, we expect fewer people will travel to Atlanta and we may be unable to rent available spaces in the Property. Therefore, we may generate significantly less revenue than expected.

Risks Related to the Corporate Transparency Act

In 2021, Congress enacted the Corporate Transparency Act ("CTA"), which requires the Financial Crimes Enforcement Network (FinCEN) to implement a beneficial owner information reporting requirement as part of the establishment of a national beneficial ownership registry. On September 30, 2022, FinCEN released a final rule to implement the CTA's reporting requirements, amended on November 29, 2023. The CTA mandates certain entities, such as covered corporations, limited liability companies (LLCs), and other similar entities, to report beneficial ownership information to FinCEN. This information includes details about individuals who directly or indirectly control or own a substantial interest in the entity. These regulations became effective January 1, 2024. For entities in existence before January 1, 2024, the CTA mandates the submission of an initial report by January 1, 2025. Entities established in the 2024 are obligated to file an initial report within a 90-day period following the issuance of the notice of formation. Entities formed in 2025 or thereafter will be required to submit their initial report within 30 days from the date of notice of formation. The CTA provides for both civil and criminal penalties (up to $10,000- and two-years' imprisonment) if the reporting company willfully provides false information, fails to provide complete information, or fails to update information. Manager and Company are entities obligated to report under the CTA and failure to adhere to the CTA's requirements poses a substantial risk to the Company. In such instances of non-compliance, the Company may be subject to financial penalties, potentially leading to adverse consequences for the Company's financial position and ability to execute the business plan.

For each Beneficial Owner and each Company Applicant required to be reported, the CTA requires that the Company submit the individual's legal name; birthdate; home address; and an identifying number from a driver's license, passport, or other approved document for each individual, as well as an image of the document on which the number is located.

A Beneficial Owner is any individual who exercises substantial control over the Company, or who owns or controls at least 25% of the Company. An individual can exercise substantial control over a reporting company in various ways. If the individual falls into *any* of the categories below, the individual is exercising substantial control:

- The individual is a senior officer (the company's president, chief financial officer, general counsel, chief executive office, chief operating officer, or any other officer who performs a similar function);

- The individual has authority to appoint or remove certain officers or a majority of directors (or similar body) of the reporting company;

- The individual is an important decision-maker for the reporting company. Important decisions include decisions about a reporting company's business, finances, and structure. An individual that directs, determines, or has substantial influence over these important decisions is considered to exercise substantial control over a reporting company;

- The individual has any other form of substantial control over the reporting company;

Reporting companies are required to identify all individuals who own or control at least 25 percent of the ownership interests of the company. Any of the following may be an ownership interest: equity, stock, or voting rights; a capital or profit interest; convertible instruments; options or other non-binding privileges to buy or sell any of the foregoing; and any other instrument, contract, or other mechanism used to establish ownership.

A company applicant is an individual who directly files the document that creates, or first registers, the Company and the individual that is primarily responsible for directing or controlling the filing of the relevant document, if this is a separate person. There can be up to two individuals who qualify as Company applicants. Only reporting companies created or registered *on or after* January 1, 2024, will be required to report their company applicants.

Risk of Financing and Potential Foreclosure on Mortgage Loan(s).

A mortgage loan will likely secure the Property. The risk of foreclosure can arise from, among other things: (i) the failure of the Property at any time to maintain revenue levels sufficient to meet expenses and mortgage amortization (specially, but not limited to, during an economic downturn), and (ii) the failure by the Company to meet any of the other various conditions existing in the mortgage loan documents. Payment of principal and interest on the mortgage loan will be due on a monthly basis. It is anticipated that these payments will be met from income generated by the Property. No assurance can be given that the Property will generate sufficient income to meet the monthly payments.

Reliance on Manager for the Management of the Property.

The Manager is vested with the exclusive authority as to the management and conduct of the business and affairs of the Company. The success of the Company depends, to a large extent, upon the management decisions made by the Manager. The Company will be dependent upon the experience and expertise of the Manager in Project business activities. In the event the Manager cannot serve as manager for the Company for any reason, experienced management may not be readily available, and the Company may be negatively affected. The Company does not expect to obtain a "key man" life insurance policy for the principals of the Manager.

Uninsured Losses; Cost of Insurance.

Although the Manager may arrange for certain insurance coverage to the extent that doing so is reasonable, costs of insurance may escalate beyond those anticipated, or certain kinds of losses may be uninsurable or may exceed available coverage. In the event of an uninsured loss, Members may recognize a loss of all or a portion of their investment. Manager may also obtain errors and omissions insurance that the Company may proportionally pay for to cover any errors and omissions by the Manager in connection with the Property.

Financing Requirements.

The Company's investment in the Property will depend, in part, upon the successful acquisition and/or assumption of debt financing secured by the specific Property. There can be no assurance that such financing can be obtained or that the current loan terms obtained by the Company will be guaranteed before the close of escrow. There is always a risk that the lender may ultimately lend at a higher interest rate or at a lower amount, which would increase the amount of money that the Company would need to raise and therefore could affect returns.

Risks Related to the Offering

The Company and by extension the Project is dependent on this Offering.

The Company is dependent on and intends to use the proceeds of this Offering to make the capital contribution needed to complete the Project financing. Further, the Company currently has no plans to diversify its investments and minimize the risks set forth herein. Based on, among other things, the anticipated proceeds from this Offering and the anticipated proceeds from the Company's operations, the Company anticipates that the proceeds of this Offering (assuming that all or substantially all of the Securities offered hereby are sold) will be sufficient to fund the Company's operations. The success of the Company will be entirely dependent on the successful funding of the Offering. In the event that the Company's plans change, or these assumptions prove to be inaccurate, or the proceeds of this Offering prove to be insufficient, the Company may fail, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to prospective Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Our Manager may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering; and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Liability for Return of Capital Contribution

Under Federal and/or State law, a Member who receives a return of any portion of the capital contribution to the Company may be liable to Company for the amount of the returned portion of the capital contribution, plus interest only to the extent necessary to discharge the Company's liabilities to creditors who extended credit to the Company or whose claims arose during the period the returned portion or capital contribution was held by the Company.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

Investors should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price at $1,000 per Class CF Unit.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities at a price per Class CF Unit of $1,000 with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. There is no present market for the Units, and no such market is anticipated. Further, there can be no assurance that a market for the Units will develop or, if such market develops that it will continue. Further, there are restrictions on transfer of the Unit in the event that a market develops for the Company's Units. Accordingly, an investment in the Units will not be liquid and there can be no assurance that the Units offered hereby can be resold at or near the Offering price and, in fact, purchasers of the Units may be unable to resell them for an indeterminate period of time.

Investors may not receive cash distributions.

All distributions of available cash will be made at the discretion of the Manager, subject to the provisions of the Company Operating Agreement, surplus cash calculation rules and regulations or other lender requirements. There is no guarantee that Investors will ever receive cash distributions from the operating of the Property. The payment of any cash distributions depends upon a number of factors, including the Company's operating results and financial condition, the successful management by the Manager, interest costs, performance on contracts, profits on the sale of all or portions of the Property, legal and regulatory restrictions and such other factors as the Manager may deem relevant from time to time. Cash distributions may also be blocked by the terms of the Company's financing arrangements unless certain financial ratios and cash calculations are met. The Company's ability to pay cash distributions may be restricted as a matter of applicable law or regulation, including to the extent that cash distributions are not covered by income in the relevant period from underlying investments.

Investors will not be permitted to withdraw their capital contribution.

No Member may withdraw any amount of its capital in the Company. Accordingly, potential Investors must be able to bear the economic risk of their investment for a long-term period.

Investors will be responsible for paying taxes on their proportionate share of the Company's income even if distributions are not made.

The taxable income of the Company will be taxable to its members in accordance with their allocable shares of such income, notwithstanding that such income may not have been distributed. Investors may have tax liabilities larger than the distributions, if any, the Company makes to satisfy its members' federal, state and/or local tax liabilities attributable to their ownership of Securities. No responsibility is assumed by the Company with respect to the tax consequences of this transaction to any Investor. The tax risks associated with an investment in the Company are complicated and may not apply in the same manner to all Investors. Investors will have certain individual tax filing responsibilities related to this investment, which they should discuss with their tax advisors. See the section titled '*TAX MATTERS*' herein for more information.

Investors' interests in the Company, and therefore the Property, may be diluted.

The Company's capital requirements depend on several factors. If its capital requirements vary materially from its current plans, the Company may require further financing through debt or other capital investment. Therefore, it may not be possible for existing members to participate in any future Securities issuances, which may dilute the existing Member's interests in the Company, including the Manager and the existing owners. If the Company is unable to obtain additional funding on favorable terms, the Company and the investment in the Securities will be adversely affected.

The Company's Class CF Members will have limited voting rights and will not have control over changes in our policies and operations.

By investing and becoming a Member of our Company, you will have limited voting rights. The Company's Manager determines our major policies, including our policies regarding financing, growth, debt capitalization, and distributions. The Company's Manager may amend or revise these and other policies without a vote of the Class CF Members. Under our Company Operating Agreement, our Class CF Members have a right to vote only on limited matters. The Company's Manager's broad discretion in setting policies and our Class CF Members' inability to exert control over those policies increases the uncertainty and risks to our Class CF Members.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Compliance and Regulation

We operate in a highly regulated environment, and if we are fond to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect costs associated with compliance with these laws and regulations to increase going forward. The violation of these or future laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspensions of any applicable license required to operate the Property. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with the requirements of these laws and regulations.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Change in the United States Government Lending Policy.

Fannie Mae and Freddie Mac are a major source of financing for the commercial real estate sector. In February 2011, the Obama Administration released a report to Congress that included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know whether the current administration or future administrations would continue with this restriction. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the real estate sector or to the Company in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability and the ability to refinance any existing mortgage obligations as they come due and obtain additional long-term financing for the Property on favorable terms or at all.

Tax Risks

General.

There is no general explanation of the federal income tax aspects of investment in the Company contained in this Memorandum. No representation or warranty of any kind is made by the Manager, the Company, counsel to the Manager or the Company with respect to any tax consequences relating to the Company, or the allocation of taxable income or loss set forth in this Memorandum or the Operating Agreement and each Prospective Investor should seek his own tax advice concerning the purchase of a Membership Unit.

Suitability of the Investment to the Investor.

It is expected that the Company will produce taxable income to its Prospective Investors. Because of the 1986 Reform Act, in the event a taxable loss is produced by the Company in any year, such loss will be available to a Prospective Investor only to the extent of the Prospective Investor's passive income from other sources. Unutilized tax losses may be carried forward into subsequent years to offset future passive income or offset taxable gain upon disposition of the Company's assets.

Federal Income Tax Risks.

i   *Necessity of Obtaining Professional Advice.* THERE IS NO GENERAL EXPLANATION OF THE FEDERAL INCOME TAX ASPECTS OF INVESTMENT IN THE COMPANY CONTAINED IN THIS MEMORANDUM, AND ACCORDINGLY, EACH INVESTOR IS URGED TO CONSULT SUCH INVESTOR'S OWN TAX INVESTMENT AND LEGAL ADVISORS WITH RESPECT TO SUCH MATTERS AND WITH RESPECT TO THE ADVISABILITY OF INVESTING IN THE COMPANY. The income tax consequences of an investment in the Company are complex, subject to varying interpretations, and may vary significantly between Prospective Investors depending upon such personal factors such as sources of income, investment portfolios and other tax considerations. A Prospective Investor should consider with Prospective Investor's professional advisors the tax effects of Prospective Investor becoming a Member. Each Prospective Investor should, at Prospective Investor's own expense, retain, consult with, and rely on Prospective Investor's own advisors with respect to the tax effects of Prospective Investor's investment in the Company. In addition to considering the federal income tax consequences, each Prospective Investor should also consider with Prospective Investor's own advisors the state and local tax consequences of an investment in the Company.

No representation or warranty of any kind is made by the Manager, the Company, counsel to the Manager or the Company with respect to any federal, state or local tax consequences resulting from an investment in the Company, and no assurances are given that any deduction or other federal income tax benefits will be available to Members in the Company in the current or future years relating to the Company, or the allocation of taxable income or loss set forth in this Memorandum or the Operating Agreement.

ii   *Tax Law Changes.* The existence and amount of particular credits and deductions, if any, claimed by the Company may depend upon various determinations and allocations, characterizations of payments, and other matters which are subject to potential controversy on factual as well as legal grounds. Changes in the tax code and official interpretations thereof after the date of this Memorandum may eliminate or reduce any perceived tax benefits from an investment in the Units. There can be no assurance that regulations having an adverse effect on the Members will not be issued in the future and enforced by the courts. Any modification or change in the tax code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to any investment in the Company. In view of this uncertainty, Prospective Investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Company in light of their own personal tax situations.

iii   *Absence of Ruling or Opinion*. The Company will not seek a ruling from the IRS or an opinion of counsel with respect to any tax matters described in this Memorandum.

iv   *Risk of Audit*. Information returns filed by the Company are subject to audit by the IRS. An audit of the Company's returns may lead to adjustments of a Member's return with respect to items other than those relating to the Member's investment in the Company, the costs of which would be borne by the affected Members. The tax treatment of items of partnership income, loss, deductions, and credits is determined at the partnership level in a unified partnership proceeding, and Ryan Pineda as the "Tax Matters Member" of the Company, may, under certain circumstances, represent and bind all of the Members. Any adjustment made to the Company's or a Member's return could result in the affected Members being subject to an imposition of interest, additional taxes, and penalties.

Investment by Tax-Exempt Entities.

Tax-exempt entities, such as pension funds and individual retirement accounts, generally are exempt from taxation except to the extent that "unrelated business taxable income" ("UBTI") and "unrelated debt financed income" ("UDFI") (determined in accordance with Sections 511-514 of the Code) exceeds $1,000 during any tax year. A tax-exempt entity may have UBTI and/or UDFI from businesses in which it owns an interest. In addition, it may have UBTI and/or UDFI if a partnership in which it has an interest (i) owns "debt-financed Property", that is, the Property in which there is "acquisition indebtedness" (in accordance with Section 514(d) of the Code), and the partnership earns interest income from the debt-financed Property or realizes gains or losses from the sale, exchange or other disposition of the debt-financed Property, or (ii) regularly carries on a trade or business. In addition, UBTI and/or UDFI may be generated when an IRA holds an interest in real estate which obtained financing (such is the case with the Company). The portion of the profit realized through the debt financing may be subject to UBTI and/or UDFI tax. The Company expects that all or substantially all of the Company's income will constitute UBTI and/or UDFI with respect to a tax-exempt entity. The Code does not impose restrictions on the acquisition of interests in partnerships, such as the Company, by tax-exempt entities. However, the acquisition of such an interest may result in a tax-exempt entity being subject to UBTI and/or UDFI. *If you are investing through an IRA, please consult your accountant and financial consultant for an evaluation of UBTI and/or UDFI as applied to your investment*.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The purpose of the Company is to along with its joint venture partner, finalize upgrades/renovations, operate, increase the value, and sell or re-finance the 122-room Baymont Inn & Suites hotel, located at 1826 West Lucas Street, Florence, South Carolina, (the "***Hotel***" or the "***Property***," and collectively, the "***Project***"). The Hotel has been acquired for $4,400,000, has a current valuation of $6,000,000, and is expected to be valued at $6,500,000 once improvements are made. The Company has partnered with Davalls Hospitality and James Lascara, in the purchase of the Hotel. Davalls is offering 49% equity in exchange for $1,330,000. The Company has entered into a joint venture with Davalls Hospitality in the purchase of the Hotel.

The Manager is offering 80% of the Company in exchange for a total of $1,560,000. T22 will manage the IC and represent the IC's interest as a joint venture partner on behalf of the IC. An investment is equal to pro-rata ownership in the IC and pro-rata ownership in the Hotel. Net Profits from the hotel will be distributed on a quarterly basis and are estimated to result in an approximate annual Cash on Cash Return on Investment of 7% year 1 and 11% year 3, with a preferred return on 7%. We expect a disposition of more than $9.1M within 4 years, with estimated total proceeds of $4.9M. Investors will receive 100% of their initial contributions in addition to their share of the proceeds. Approximate capital returned to investors will be $2.8M or an Internal rate of Return (IRR) (annualized rate of return) of approximately 22.8%.

The Company has partnered with David Stahl who is an experienced hotel operator, for the purpose of improving, stabilizing and disposing of the Hotel for a substantial profit. The Hotel currently has an estimated valuation of $5,200,000 and the Sponsor believes that by implementing the Property Improvement Plan as established by the Baymont Inn and Suites Franchise, the Hotel will be valued at approximately $6,500,000. Sponsor intends to substantially increase the Hotel's net operating income to over $2,000,000 annually, which in turn should raise the valuation of the Hotel to approximately $8,100,000 within 5 years by increasing occupancy and nightly room rates through expert management and improving/updating the Hotel condition. (Please review 'Risk Factors' below as well as the 'Business Plan' in Exhibit E).

Investment Objectives

The Company is raising funds in the Offering to invest in the Property. The Company has the following additional objectives:

1. *Provide cash for distribution*. An investment objective of the Company is to generate distributable cash to investors from the operations of the Company.

2. *Passive investment experience*. An investment objective of the Company is to provide an opportunity for the investors to gain exposure to real estate investments, which an individual investor may not desire or be able to accomplish alone. The Manager will manage the Company to afford investors with minimal involvement in management.

3. *Limited liability protection*. An investment objective of the Company is to provide the investors with limited liability. The Company is structured so that its members will have limited liability afforded to them as designated by the Act.

Purchase

The Company intends to fund the purchase of the Property with the proceeds from this Offering as well as the Regulation D Offering, and third-party debt financing. If the amounts raised is not sufficient as determined by the Manager prior to the close of the Offering, all investor funds will be returned without interest or deduction for expenses.

Capitalization

The Company intends to fund the acquisition of the Property with funds from the sale of the Class CF Membership Interests, including both funds raised through this Offering, the Regulation D Offering, and/or separately purchased by the Manager and its affiliates and/or designees.

Exit Strategy and Redemption

The Company expects to operate for a period of five to seven years before the sale of the last of the Property and distribution of all remaining assets of the Company. After the fifth year of Company operations and every year thereafter, the Manager will value the Company's Property portfolio and give members an opportunity to redeem their interests in the Company. See '*THE OFFERING AND THE SECURITIES – Redemptions*' herein more information.

Customer Base

The primary target tenants for the Property will be hotel patrons who are primarily looking for short term stays (7 days or less).

Intellectual Property

The Company does not own any intellectual property.

Competition

The hotel industry is highly competitive. The Company competes against similar hotels of many large and small companies, including Red Roof Inn, Best Western Inn, Econo Lodge, Main Stay Suites, Knights Inn, Super 8, Clarion Inn & Suites, Suburban Studios, and Motel 6.

Management

The Managers

The Managers, Tempest 22, LLC, and Lascara Real Estate LLC. The managing members of Tempest 22, LLC are William Daniel Frye, Octavio Mota, and Adit Shah. The managing member of Lascara Real Estate LLC is James Lascara.

Manager's Fees

The Manager and its affiliates shall be entitled to collect certain fees. Please refer to the Company Operating Agreement exhibited hereto as <u>Exhibit G</u> and the section titled '*MANAGEMENT COMPENSATION AND FEES'* herein for more information.

Investor Reporting

The Company will use commercially reasonable efforts to furnish to each investor reports as follows: (i) a discussion of the Company's performance within 30 days after the end of each calendar year; and (ii) all information relative to the Company necessary for the preparation of an investor's federal and state income tax returns within 75 days after the end of each calendar year.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently not subject to any current or threatened litigation.

Other

The Company's principal address is 6650 Rivers Avenue, Suite 100, Charleston, SC 29406.

The Company has no additional addresses.

The Company currently conducts business in the State of South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds*+	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4%	$6,000	4%	$35,000
Property Improvements	96.00%	$144,000	38.90%	$340,000
Acquisition Fee	n/a	n/a	20.10%	$176,000
Legal Expenses	n/a	n/a	2.80%	$25,000
Loan Payoffs	n/a	n/a	12.10%	$106,000
Recoup Deposits (Construction, Assignment Fee, Earnest Money)	n/a	n/a	11.80%	$103,000
Financial Services	n/a	n/a	2.30%	$20,000
Marketing Services	n/a	n/a	5.70%	$50,000
Team / Ops Costs	n/a	n/a	2.30%	$20,000
Total	**100.00%**	**$150,000**	**100.00%**	**$875,000**

* The use of proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at or prior to the closing of the campaign.

+ The allocation of the use of proceeds among the categories of anticipated expenditures represents management's best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial obligations. The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic or competitive conditions may alter the Company's acquisition or operating capital requirements. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Company reserves the right to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise.

MANAGERS, OFFICERS, AND KEY PERSONS

The Manager of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, we have provided management information relating to the managers of Tempest 22, LLC, and Lascara Real Estate LLC, which will serve as the initial managers of Florence Lodging Investment Partners, LLC.

Name
Tempest 22, LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Sponsor: April 2022-Present

Tempest 22, LLC is one of the Co-Managers of the Company. The Managers shall manage all business and affairs of the Company. William Daniel Frye, Octavio Mota, and Adit Shah are the managers of the Tempest 22, LLC. The Managers shall direct, manage and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and do any and all things the Manager deems to be reasonably required to accomplish the investment objectives of the Company. The Members will have little or no control over the Company's day-to-day operations and will be able to vote only on limited matters. The Managers will make all other decisions.

Name
William Daniel Frye

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Offer of Tempest 22, LLC: April 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Danny Frye is a 20-year Army veteran who served as a combat engineer and a special operations civil affairs specialist. His experience includes combat deployments in support of Operations Iraqi Freedom (OIF) and Enduring Freedom (OEF), Operational deployments to Vietnam, Cambodia, and the Republic of Korea. Following his career in the military, Danny pursued his passion for real estate as an investor and broker. His first year in real estate, Danny co-founded Paradise Capital Investments; was awarded Rookie of the Year for Exit Realty Preferred; selected by Top 100 Magazine, as one of the Top 100 People in Real Estate; and established the commercial real estate division of Exit Realty Preferred in Fayetteville, NC.

Danny is a co-founder and COO of Tempest22; Managing Member of Paradise Capital Investments and maintains an active real estate license in North Carolina. He is passionate about personal finance and has a goal to help 1,000 non-accredited investors to become accredited and achieve financial independence. Archimedes, the Greek mathematician who discovered the concept of leverage is credited with saying, "*Give me a place to stand, a lever long enough and a fulcrum, and I can move the Earth.*" Danny's core philosophy understands leverage as a combined effort of different resources, to include investors, operators and organizers, to achieve something remarkable.

Danny attributes his success as an executive and strategic visionary to his military experience as a strategic planning director of civics and governance for the entire Asia-Pacific geographic area. He has become an industry leader in private equity for hotel acquisitions and is widely respected for his unique strategic vision and commitment to excellence. As the CEO of Tempest22, Danny has set the course of the company to achieve $100 billion in Assets Under Management (AUM) by the end of 2035.

Education
Georgia State University
Finance, General Jun 2023 - Jun 2025

The University of Arizona Global Campus
BA International Finance, Nov 2021 - Jul 2023

CCIM Institute
Commercial Real Estate 2019 - 2021

Ashford University
BA, Real Estate Studies 2014 - 2019

University of Arizona
BBA, International Finance Nov 2021

Name
Octavio Mota

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operations Officer of Tempest 22, LLC: April 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Octavio Mota was born in Augusta, Georgia. He is a first generation Mexican born in the United States in a Hispanic family of seven. He married his wife, Victoria Mota, after courting since High School. They have been together for over 14 years and have one lovely and energetic son together. Seeking a pursuit of happiness for himself and his family, he was granted the opportunity to serve the country with honor of enlisting in the United States Air Force in 2008. In 2011, after joining the USAF Reserves, he finished his B.S. in Biology with a minor in Chemical Engineering at the University of South Carolina. After graduating he enrolled into ROTC courses at the University of Texas. There, he demonstrated and illustrated the total Soldier concept where he felt the calling to rejoin the military. Through the support from his spouse, family, friends, religion, and a strong belief in Army Values was it a rather simple decision to submit the package for Officer Candidate School (OCS). Following the selection board he was honored with a slot for Army Basic Training and thereafter upon completion as an OCS candidate in Fort Benning, GA for the US Army Signal Corps. He served honorably for 14 years in the U.S. Air Force and U.S. Army before being medically discharged. Before departing the U.S. military, he obtained his M.S. in MGMT from Florida Institute of Technology.

During his career in the military, Octavio pursued his passions in residential and commercial real estate as an investor, where he became an accredited investor at the age of 25. This new passion sparked his new found goal of searching for financial stability. While he owns several successful businesses, his commitment to bringing the most value to real estate investors is why he turned towards private equity. He has helped investors achieve their financial goals which entail: financial freedom, financial independence, and/or generational wealth for over 10 years. With his extensive entrepreneur background and professional experience in managing 8 figure assets, he was instrumental in closing Tempest22's first deal within 2 weeks of inception. Now Tempest 22, LLC is on pace to do more than $50M in acquisitions in 2022. As the COO of Tempest22, Octavio shares the vision with his partners of setting the course of the company to achieve $100 billion in Assets Under Management (AUM) by the end of 2035. Ultimately, his goal is to partner with world class operators and managers to build generational wealth and legacy for our investors through real estate and establishing financial freedom for all.

Education
Florida Institute of Technology
Master's degree, Business Administration and Management, Aug 2016 - May 2018

University of South Carolina

Bachelor of Science - BS, Biology/Biological Sciences, Aug 2007 - May 2011

Name
Adit Shah

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Marketing & Systems Officer of Tempest 22, LLC: April 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Adit Shah is a Real Estate Entrepreneur with a specialization in strategic value add investments and real estate projects that require critical, unconventional problem solving. Adit served for 5 years in the Navy as a Boatswain's Mate, which included 3 deployments supporting Operation Inherent Resolve and Naval Operations in the Western Pacific. His military achievements include the Navy and Marine Corps Achievement Medal, Flag Letter of Commendation and Sailor of the Quarter on board USS Carl Vinson. Adit left the Navy as a Petty Officer Second Class with 25 sailors under his direct supervision. He was able to translate the skills he learned in the Navy such as servant leadership and project management coupled with a deployment-like operational tempo to build a successful career in Real Estate.

After his honorable discharge, Adit began working as an unpaid intern for a real estate developer in San Diego. This internship turned into a full time position as a project manager of single family and multifamily urban infill projects and property manager of over 30 units in San Diego county and eventually to the conception of Housebender, Adit's own real estate business.

Housebender has been involved in everything from the single family flip, to infill development projects. As someone familiar with unconventional thinking and the value of chasing high barriers of entry, Adit recognized hotels as the perfect asset class for generating handsome returns at scale and partnered with Danny Frye and Octavio Mota to create Tempest22. CMO of Tempest22, Adit shares the vision with his partners of setting the course of the company to achieve $100 billion in Assets Under Management (AUM) by the end of 2035.

Education
High School Education

Name
Lascara Real Estate LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager / Sponsor: January 2022-Present

Lascara Real Estate LLC is the other Co-Manager of the Company. James Lascara is the manager of Lascara Real Estate LLC. The Managers shall direct, manage and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and do any and all things the Manager deems to be reasonably required to accomplish the investment objectives of the Company. The Members will have little or no control over the Company's day-to-day operations and will be able to vote only on limited matters. The Managers will make all other decisions.

Name
James Lascara

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager of Lascara Real Estate LLC: April 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

James Lascara is a licensed real estate agent in Florida, the owner and founder of Lascara Real Estate LLC, an active real estate investor with over $5M of real estate Assets Under Management (AUM), and conducted more than $3M of real estate sales volume in 2021.

Education
Bachelor's Degree from the US Naval Academy in Ocean Engineering.

Indemnification

Indemnification is authorized by the Company to the Manager, and any of the Manager's shareholders, officers, directors, employees, or agents (each individually, an "***Indemnified Party***") under the Company's Operating Agreement. Indemnification is provided in any action, suit, or proceeding against any and all losses, expenses, claims or liabilities (including reasonable attorneys' fees and expenses) paid or incurred by the Indemnified Party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, to the fullest extent provided or allowed by applicable law; however, a party will not be indemnified with respect to such matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in a reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding to have had cause to believe beyond any reasonable doubt that the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments. .

Employees

The Company currently has two employees. The Company may hire additional employees or contractors as needed for the day-to-day business of the Company in the Manager's sole discretion. The Manager will provide executive services to the Company and will receive compensation for services rendered as described herein. The Company will engage service professionals and consultants to provide accounting, tax return preparation, legal, and related services, as required, and the Company will bear the related costs.

Additionally, the Company entered into a business services agreement with LiveVested, LLC on August 31, 2023, which entitles them to 750 Class B Interests which are planned to be issued from the 8,500 owned by Tempest 22, LLC. The issuance of these securities is not tied to the success of any raise.

The Company has verbally confirmed a marketing services agreement with Dave Pere's company, FMTM LLC, expected to be entered into within February 2024 where it's been verbally confirmed he is paid $10,000 and entitles him to 300 Class B Interests which are planned to be issued from the 8,500 owned by Tempest 22, LLC. The issuance of these securities is not tied to the success of any raise.

MANAGEMENT COMPENSATION AND FEES

The Manager and other members of the Company's management, along with their affiliates, may receive substantial fees and compensation in connection with the management of the Company, the Company's assets, investments, and operations, and reimbursement for expenses incurred on behalf of the Company as further described below. The Manager reserves the right to assign any fee, income, or compensation due. The maximum amount of fees the Manager, the other members of the Company's management, or their affiliates may receive cannot be determined at this time. The compensation arrangements described herein have been established by the Manager and are not the result of arm's-length negotiations. The following fees may be paid from capital contributions, revenues, or reserves.

The Manager, its designated affiliates, and/or third parties will receive the following fees, in addition to distributions of distributable cash, as summarized below:

Acquisition Fee, a one-time acquisition fee of four percent (4%) of the amount the Company paid to purchase the Property, which shall be paid to Manager at closing of the purchase of the Property.

Asset Management Fee, an asset management fee equal to the amount of the Company's operating expenses as determined by the Manager. The Asset Management Fee shall be used to pay for all the operating expenses of the Company, including tax preparation, administrative expenses, entity renewals, etc.

Reimbursement of Expenses; Fees for Professional Services: The Company will reimburse the Manager or its affiliates' reasonable expenses paid or incurred in connection with the Company's operations. Such reimbursements may be paid from Capital Contributions, operating revenue, or reserves. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of additional services to the Company at reasonable commercial rates on either an hourly or per-service basis.

CAPITALIZATION AND OWNERSHIP, DEBT

Capitalization

The Company is comprised of Class A Members, who hold Class A Membership Interests (the "*Class A Members*"), Members, who will hold Class CF Membership Interests (the "*Class CF Members*"), and Class B Members who hold the Class B interests (the "*Class B Interests*") (holders of Class B Interests referred to as "*Class B Members*"), respectively. The Company is authorized to issue an unlimited number of Class A and Class CF Membership Interests, which shall comprise eighty percent (80%) of the voting Membership Interests in the Company, and ten thousand (10,000) Class B Interests, denominated in units, which shall comprise twenty percent (20%) of the voting Membership Interests in the Company. Prospective Investors shall purchase Class CF Membership Interests via this Offering. The Class B Interests have been fully subscribed as detailed below.

Outstanding Capital Stock

As of the date of this Form C, the Company's issued and outstanding capitalization is 100% comprised of Class A and Class B Interests.

Type	Class B Interest
Amount Outstanding	10,000 Class B Interests
Voting Rights	One vote per Class B Interest
Anti-Dilution Rights	N/A
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Interests which would only dilute the Securities offered hereunder if the Class B Percentage Interest (together, as a class) thereafter exceeded 25%. (1)
Percentage Interest of the Company owned by the holders of such securities prior to commencement of the Offering*	100.00%

(1) The Company's Operating Agreement currently contemplates that the Percentage Interest of the Company owned by the holders of Class B Interests after the closing of a fully subscribed Offering, inclusive of commissions to the Intermediary, would amount to 20%.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Interests	$927,500	927.50	N/A	1/12/2022	4(a)(2)
Class B Interests	N/A	10,000	N/A	1/12/2022	4(a)(2)

Ownership

The table below lists the beneficial owners of 20% or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Tempest 22, LLC	85.00% Class B Interest	85.00%
Lascara Real Estate LLC	15.00% Class B Interest	15.00%

Debt

On January 5th, 2023, the Company signed a promissory note with a related party for a loan of $100,000. The loan does not accrue interest and is due on December 31st, 2024.

On January 5th, 2023, the Company signed a promissory note with a related party for a loan of $6,000. The loan does not accrue interest and is due on December 31st, 2024.

Organizational Chart



1826 W LUCAS LODGING, LLC (1826)
• Holds Title to Baymont Inn
DAVALLS HOSPITALITY (DH)
• Co-manages 1826
• Negotiates the Purchase of the Hotel
• Secures Franchise Approvals and Compliance
• Secures Financing of $3.9M Loan
• Conducts Pre-Close Due Diligence
• Retains 51% Ownership of 1826
TEMPEST 22 LLC (T22)
• Co-manages 1826
• Organizes and Structures the Terms and Conditions of the Investment
• Ensures Project Accountability
• Issues Quarterly Reports and Distributions
• Reviews and Provides input to Strategic Plans and Operations
• Retains 20% ownership of FLIP
FLORENCE LODGING INVESTMENT PARTNERS LLC (FLIP)
• Employs Davalls Management to run hotel operations
• All equity investors will be Class A Members (Limited Partners/LP) of FLIP
• Require $1.33M/Contribute $1.56M
• Members will receive quarterly distributions based on Member pro-rata share of FLIP and will receive distributions of FLIP's Net Profit (NOI minus Debt Service and CAPEX)
• At disposition in Year 4, FLIP will receive 49% of the sales proceeds plus capital return of $1.56M which will be distributed to Members pro-rata share minus operating expenses and fees
DAVALLS MANAGEMENT (DM)
• Manages Hotel operations
• Implements Marketing Strategies
• Submits Monthly Reports to FLIP
• Supervises on-site Personnel
• Prepares and Manages Annual Budgets

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

Florence Lodging Investment Partners, LLC was organized on January 5, 2022, under the laws of the State of South Carolina.

Cash and Cash Equivalents

As of December 31, 2022, the Company has negative twenty-three thousand, nine hundred, fifty-one dollars ($23,951) in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled '*USE OF PROCEEDS.*'

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the Regulation D Offering. See '*THE OFFERING AND THE SECURITIES –Side-by-Side Offering under Regulation D*' herein for more information.

Capital Expenditures and Other Obligations

The Company intends to make additional material capital expenditures in the near future to acquire and make necessary renovations to the Property and to participate in the Project.

Valuation

The Company has ascribed no pre-Offering valuation to the Company. The offering price for the Securities was determined by the Manager and without regard to an external or independent valuation. The price does not bear any relationship to the Company's assets, book value, earnings, or other established criteria for valuing a privately held company. Accordingly, the offering price should not be considered an indication of the actual value of the Securities.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Conflicts of Interest

The proposed method of operation of the Company creates certain inherent conflicts of interest among the Company, the Manager, the Members, and their affiliates. The Manager, the Members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Prospective investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. See '*RISK FACTORS'* for more information. Additional conflicts of interest may be, but are not limited to, the following:

The Manager and its affiliates may be involved with similar investments or businesses. The Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. The Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

The Manager, certain Members, and their affiliates will receive compensation from the Company. Payment s to the Manager, the Members, and their affiliates for services rendered to the Company have not been and will not be determined by arm's length negotiations. See '*MANAGEMENT COMPENSATION AND FEES*' herein for more information. Additionally, the existence of the Manager's or its affiliates' interest in distributions of distributable cash (i.e., right to participate in net proceeds from investments) may create an incentive for the Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

The Manager and its affiliates may not have the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $150,000 and up to a maximum amount of $875,000 of Class CF Membership Interests, denominated in the form of Class CF Units, at a price per Class CF Unit of $1,000 on a contingency basis as described in this Form C. We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2024. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500 (0.5 Class CF Unit), with additional increments of $500, and the maximum amount that an Investor may invest in the Offering is $875,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Vicinity, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Company appoints Vicinity and Vicinity's payment processor and acquiring bank (the "**Processor**") as its agent for the purpose of receiving payments from its investors (as defined in the Agreement), (each such payment being a "**Transaction**" and the related funds being "**Funds**"). Company agrees that as of when Vicinity's designated payment processor or acquiring bank, are first in possession of Funds, such Funds shall be deemed to have been received by Company or its designated escrow company (the "**Escrow Facilitator**"). In the event that, for whatever reason, Vicinity or Processor fails to settle Funds to Company or Escrow Facilitator, Company: (i) shall not seek to collect the Funds from investors a second time; and (ii) shall issue to investors such equity or other consideration as it has promised in exchange for the Funds. Each Transaction shall be, as a matter of law, a two-party payment transaction between the investor as payor and the Company as payee, acting through its agent, Vicinity.

Company shall require investors to make Transaction payments in such method as Vicinity shall require. The methods that Vicinity may generally require include, without limitation, ACH, or wire transfer. ACH and wire transactions shall be payable to the Escrow Facilitator or Vicinity, as indicated by Vicinity on the instructions provided by Vicinity to investors and Company though the Vicinity site. As agent for Vicinity in receipt of Transaction Funds, Vicinity shall follow Company's instructions with respect to settlement of Funds and Vicinity has the right to issue receipts to investors for Transactions Funds in the name of the Company (each a "**Receipt**").

As compensation for the services provided hereunder by Vicinity, Company shall pay to Vicinity at each closing of the offering a fee consisting of a 4% commission based on the dollar amount received from US investors in the Offering for all payments received, and 2% of the total securities offered through this offering.

Additionally, Vicinity will receive a fee from investors in the form of 1% of the return on investment from the issuers as a result of their investment. The fee shall be paid in cash upon disbursement of funds from the custody account at the time of each distribution. Payment will be made to Vicinity directly from the escrow or custody account maintained for the Offering.

Investor funds will be held in a separate account at North Capital Private Securities, with the Intermediary as trustee for persons who have the beneficial interest therein, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. In order for an Investor to cancel their investment commitment, please contact the Intermediary at the following email address with a written request to cancel your investment commitment: help@vicinitycapital.com.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be 21 days from the time the Offering was opened, (ii) the Intermediary must provide at least 5 business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within 5 business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be 21 days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least 5 business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and Investor will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W (withdrawal) is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

INVESTOR FUNDS ARE HELD IN A SEPARATE ACCOUNT AT NORTH CAPITAL PRIVATE SECURITIES WITH THE INTERMEDIARY AS TRUSTEE FOR PERSONS WHO HAVE THE BENEFICIAL INTEREST THEREIN. NORTH CAPITAL PRIVATE SECURITIES HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN, AND MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. NORTH CAPITAL PRIVATE SECURITIES'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Transfer Agent and Registrar

Tempest 22, LLC, by Yesenia Christison (the "***Transfer Agent***") will act as transfer agent and registrar for the Securities.

The Securities

On January 6, 2022, the Company and its members entered into its Company Operating Agreement (the "***Company Operating Agreement***"), which governs the covenants and conditions upon which issued and outstanding Class CF Membership Interests in the Company may vote, be transferred and/or sold. Ownership in the Company is represented by units of limited liability company interests. The Company is currently co-managed by Tempest 22, LLC, and Lascara Real Estate LLC. A copy of the Company Operating Agreement is attached hereto as Exhibit G.

We request that you please review this Form C, the Company Operating Agreement, and any exhibits thereto, and the form of Subscription Agreement attached as Exhibit B in conjunction with the following summary information. The rights and privileges associated with the Interests are described below.

Definitions

The following defined terms shall apply only to this section '*THE OFFERING AND THE SECURITIES – The Securities*' of the Form C.

"1826 W Lucas Lodging LLC" means a South Carolina limited liability company owned 49% by the Company and 51% by Davalls Hospitality, LLC (whose principal is David Stahl), which shall hold title to the Property. 1826 W Lucas Lodging LLC is co-managed by Tempest 22, LLC and Davalls Hospitality, LLC.

"Acquisition Fee" means a one-time acquisition fee of four percent (4%) of the amount the Company paid to purchase the Property, which shall be paid to Manager at closing of the purchase of the Property.

"Act" or "Securities Act" means The Securities Act of 1933, as amended.

"Affiliate" of a Member or Manager means any person, entity, or trust, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "Limited Liability Company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or Limited Liability Company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"Agreement" or "Operating Agreement" means the Operating Agreement of the Company, attached hereto as Exhibit G, or as hereafter amended.

"Asset Management Fee" means an asset management fee equal to the amount of the Company's operating expenses as determined by the Manager. The Asset Management Fee shall be used to pay for all the operating expenses of the Company, including tax preparation, administrative expenses, entity renewals, etc.

"Best Efforts" means the type of securities offering Sponsor intends to conduct. Sponsor shall do the best it can to sell as much of the securities targets as possible but will commence operations as soon as the first Prospective Investor is accepted. Immediately upon accepting the first investor, Sponsor may use the proceeds to conduct operations including, but not limited to, paying 3rd party vendors, such as architects, SEC attorneys, real estate attorneys, etc.

"Capital Contributions" means the contributions made by the Members to the Company pursuant to Sections 6.1 or 6.4 of the Operating Agreement and, in the case of all the Members, the aggregate of all such Capital Contributions.

"Capital Transaction Event" means the sale or refinance of the Property, or sale of substantially all of the assets of the Property or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"Class A Member(s)" means the Person(s) executing the Operating Agreement as Class A-1 and Class A-2 Member(s), as amended from time to time, and as shown on Exhibit '1' to the Operating Agreement.

"Class A-1 Member(s)" means the Person(s) executing the Operating Agreement as Class A-1 Member(s), as amended from time to time, and as shown on Exhibit '1' to the Operating Agreement.

"Class A-2 Member(s)" means the Person(s) executing the Operating Agreement as Class A-1 Member(s), as amended from time to time, and as shown on Exhibit '1' to the Operating Agreement.

"Class B Members" means the Class B Members shall refer to the holders of Class B Membership Units. The Class B Members are Tempest 22, LLC (through its principals, William Daniel Frye, Octavio Mota, and Adit Shah) and Lascara Real Estate LLC (through its principal, James Lascara), Affiliates of the Sponsor.

"Class CF Member(s)" means the Person(s) executing the Operating Agreement as Class CF Member(s), as amended from time to time, and as shown on Exhibit '1' to the Operating Agreement.

"Company" means this Company: Florence Lodging Investment Partners, LLC, a South Carolina limited liability company.

"Franchisor" means Baymont Franchise Systems, Inc.

"Hotel Manager" means Davalls Hospitality, LLC, Affiliate of the Company's joint venture partner in 1826 W Lucas Lodging LLC, which will be hired to run and operate the Hotel.

"IRA" means an individual retirement account.

"Manager" or "Managers" means this Company's Manager(s): Tempest 22, LLC and Lascara Real Estate LLC, the Sponsor(s).

"Memorandum" means this Private Placement Memorandum.

"Member(s)" means the holder of Class A, Class CF, and Class B Membership Units of the Company.

"Membership Unit" or "Unit" mean the interest of a Class A, Class CF, or Class B Member and the rights to receive profits or other compensation by way of income, and the return of contributions as set forth in the Agreement, and the rights, powers, and privileges appurtenant thereto.

"Net Capital Proceeds" means the excess of sale or re-finance revenue of the Company relating to the 49% ownership of the Property over the Capital Transaction fee and any costs to the Company incident to the sale of the Property.

"Net Cash Flow" means the excess of all cash revenues of the Company relating to the 49% ownership and operations of the Property other than revenue attributable to a Capital Transaction Event, over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) any amounts added to Reserves during such fiscal period and (ii) the Asset Management Fee, and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period.

"Offer" or "Offering" means this offer to sell Class CF Membership Units in the Company.

"Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction, or credit of the Company, as set forth in the Operating Agreement.

"Person(s)" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"Preferred Return" means a non-compounded per annum return of seven percent (7%) based on Class A or Class CF Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. The Preferred Return shall be paid from Net Cash Flows on a quarterly basis. The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Preferred Return deficiencies will roll over to the following year. The Preferred Return allocation is on Net Cash Flow only and does not extend to Net Capital Proceeds although Preferred Return deficiencies that accrue, may be distributed from Net Capital Proceeds.

"Project" means the proposed business of the Company (i.e., acquisition of the Hotel through a joint venture with Davalls Hospitality, LLC, implementation of the Property Improvement Plan required by the Franchisor, and subsequent operations and selling the Hotel for a profit).

"Property" or "Hotel" means the Baymont Inn & Suites hotel located at 1826 West Lucas Street, Florence, South Carolina 29501, which the Company intends to acquire with the proceeds of this Offering.

"Property Improvement Plan" or the "PIP" means the improvement plan required by the Franchisor franchise agreement prior to reopening of the Hotel, attached as Exhibit H.

"Prospective Investor(s)" means Accredited Investor interested in the purchase of Class A Membership Units. "Reserves" means all reserves established by the Manager in its sole discretion for Company purposes, including, but not limited to, operating expenses and other working capital needs, liabilities, and taxes.

"Sanctioned Country" or "Sanctioned Countries" – means a country or countries identified by the U.S. Department of Treasury's Office of Foreign Assets Control that is subject to a sanction.

"Sponsor" or "Sponsors" means Tempest 22, LLC (through its principals, William Daniel Frye, Octavio Mota, and Adit Shah) and Lascara Real Estate LLC (through its principal, James Lascara). Sponsor is also the Manager.

"Unrecovered Capital Contribution" shall mean Class A Member's Capital Contributions minus any return of capital from Net Capital Proceeds. In this Offering, Sponsors have elected to treat quarterly distributions from Net Cash Flow as a return on investment and returns from Net Capital Proceeds as a return of capital.

Authorized Capitalization

See the section titled '*CAPITALIZATION AND OWNERSHIP, DEBT*' herein.

Additional Capital Contributions

Additional Capital Contributions may be required by a vote of the Members or by the agreement of the contributing Members and the Manager. A Member's failure to make any portion of a required Additional Capital Contribution may result a reduction or dilution of Membership Interest of such non-participating Member in proportion to the aggregate Capital Contributions received from the participating Members. Further, the Manager or the Members may advance funds to the Company for costs relating to the operation of the Company, management of the Company's investments, and satisfying the Company's obligations.

Timing of Distributions

Distributions will be made in accordance with the terms of the Company Operating Agreement. The Company has never declared or paid cash distributions on its Interests issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or until the Project is capitalized and cash flowing. The Company expects that distributions will begin six (6) months after the acquisition of the first Property.

Rights to Distributions

Distributions will come from two sources: Net Cash Flow from Operations and Net Capital Proceeds from a Capital Transaction Event. Each source has its own distribution terms as follows:

i.   Allocations and Distributions From Operations

All distributions made to Class A Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter. Net Cash Flow shall be allocated and distributed as follows:

(a) First, Class A Members and Class CF Members are entitled to receive one hundred percent (100%) of Net Cash Flow until they receive the 7% Preferred Return.

(b) Second, any remaining Net Cash Flow will be distributed eighty percent (80%) to Class A Members and Class CF Members and twenty percent (20%) to Class B Members.

ii.   Allocations and Distributions From Capital Transaction Event

Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed as follows:

(a) First, Class A Members and Class CF Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Preferred Return.
(b) Second, Class A Members and Class CF Members are entitled to all remaining Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(c) Finally, any remaining Net Capital Proceeds will be distributed eighty percent (80%) to Class A Members and Class CF Members and twenty percent (20%) to Class B Members.

Please refer to the Company Operating Agreement exhibited hereto as Exhibit G before making an investment decision.

Rights and Preferences

The Company's Members will have limited rights and no preferences, as set forth in the Company Operating Agreement exhibited hereto as Exhibit G.

Allocation of Profits and Losses

Profits and losses will be allocated among the Members pursuant to Section 4.3 of the Company Operating Agreement exhibited hereto as Exhibit G.

Voting and Control

Class CF Members have limited voting rights and control over the Company. Each Class CF Member will be entitled to one vote per Class CF Unit on all matters upon which the Class CF Members have the right to vote under the Company Operating Agreement, except as otherwise provided by the Company Operating Agreement or as otherwise required by the Act or applicable law. Matters specifically enumerated in the Company Operating Agreement for Class CF Member vote include to: (1) approve any loan to any Manager or any guarantee of a Manager's obligations; (2) amend the Company Operating Agreement in such a way that would result in a negative change to the Preferred Allocation or adversely affect the rights, or the interest in the capital, distributions, profits or losses of any Class CF Member; and (3) to remove the Manager for cause pursuant to Section 4.6.2 of the Company Operating Agreement.

Removal of Manager

A Manager may be removed for Good Cause by the Members entitled to vote or consent holding 75% of Membership Interests (excluding the Manager to be removed or any Members who are affiliates of the Manager to be removed). However, no Manager may be removed during any period its principal has personally guaranteed a loan secured by a Property without the applicable lender's consent. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove the Manager for Good Cause, the Manager will have the right to submit the question of whether sufficient grounds for removal exists to binding arbitration, to be conducted as further described in the Company Operating Agreement.

No Member, including a Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

Term and Dissolution

The term of the Company commenced upon the filing of the Company's Articles of Organization with the South Carolina Secretary of State on January 5, 2022, and will last in perpetuity or until such time as the winding up and liquidation of the Company and its business is completed following a liquidating event.

The Company will be dissolved upon the occurrence of any of the following events:

- The liquidating and/or distribution of all Company Assets.

- A vote of at least seventy-five percent (75%) of the Membership Interests, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company.

- The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within 90 days after the withdrawal, the Members vote to continue the business of the Company and to appoint one or more additional Managers.

- The withdrawal of all the Members unless the Company is continued in accordance with the Act.

- The entry of a decree of judicial dissolution.

Anti-Dilution Rights

The Securities do not have any anti-dilution rights.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Company Operating Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than ninety days, followed by a minimum of three face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the country of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Operating Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the status quo with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

Partnership Representative

The Manager may designate the IRS Partnership Representative each year until dissolution in its sole discretion. The initial Partnership Representative is William Daniel Frye.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Side-by-Side Offering under Regulation D

The Company is selling securities in a concurrent offering to accredited investors in reliance on Rule 506(c) of Regulation D (the "Regulation D Offering") at the same time as this Offering under Regulation Crowdfunding. The securities offered in the Regulation D Offering are the same securities with the same rights as the Securities offered in this Offering. The maximum offering amount under this Offering together with the Regulation D Offering is $875,000.

Notably, the funds the Company is raising from this Offering and the Regulation D Offering are insufficient to satisfy all anticipated expenses; therefore, the Company may undertake the Project through the use of debt financing. Such debt may be obtained from banks, insurance companies, private lenders, or other commercial sources of funds.

Such debt could be on a full, partial, or non-recourse basis, be at a fixed or floating interest rate, and/or make use of interest-rate swap or hedging agreements. Any debt financing obtained by the Company will be the Company's sole responsibility and not an obligation of any member (other than, if required by a lender, the Manager, key principal(s), or one or more affiliates.

Any debt is expected to be paid through the revenues from the operation of the Property and reserves set aside from this Offering and the Regulation D Offering. See '*RISK FACTORS*' for more information.

Other Material Terms

The Securities do not have a stated return or liquidation preference.

INTERMEDIARY COMMISSION AND FEES

Provided at least one closing occurs in the Offering, at the conclusion of the Offering the Company shall pay a cash commission to the Intermediary in an amount equal to 4% of the amount raised in the Offering. Payment will be made to the Intermediary directly from the escrow account maintained for the Offering. In addition, the Company shall pay a securities-based commission to the Intermediary in the form of the Securities in an amount equal to 2% of the amount raised in the Offering. Additionally, Intermediary will receive a fee from investors in the form of 1% of the return on investment from the issuers as a result of their investment. The fee shall be paid in cash upon disbursement of funds from the custody account at the time of each distribution.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's Manager's managers may participate in the filming or recording of various media and in the course of the filming, may present certain information related to its business and this Offering (the "***Presentation***"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ William Daniel Frye
_____
(Signature)

William Daniel Frye
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Daniel Frye
_____
(Signature)

William Daniel Frye
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Octavio Mota
_____
(Signature)

Octavio Mota
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Octavio Mota
_____
(Signature)

Octavio Mota
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

_____
(Date)

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adit Shah
_____
(Signature)

Adit Shah
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adit Shah
_____
(Signature)

Adit Shah
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ James Lascara
_____
(Signature)

Adit Shah
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Lascara
_____
(Signature)

Adit Shah
_____
(Name)

Co-Manager of Co-Manager
_____
(Title)

_____
(Date)

EXHIBIT A

Financial Statements

Florence Lodging Investment Partners LLC (the "Company") a South Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Florence Lodging Investment Partners LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 11, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	23,951
Total Current Assets	23,951
TOTAL ASSETS	23,951
LIABILITIES AND EQUITY	
Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Member's Equity	975,000
Accumulated Deficit	(951,049)
Total Equity	23,951
TOTAL LIABILITIES AND EQUITY	23,951

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/7/2022	-	-	-
Member's Contributions	975,000	-	975,000
Net Losses	-	(951,049)	(951,049)
Ending Balance 12/31/2022	975,000	(951,049)	23,951

Statement of Operations

	Year Ended December 31, 2022
Share of Losses from Joint Ventures	(878,548)
Operating Expenses	
General and Administrative	72,501
Total Operating Expenses	72,501
Operating Income (loss)	(951,049)
Earnings Before Income Taxes	(951,049)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(951,049)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(951,049)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(951,049)
FINANCING ACTIVITIES	
Issuance of Member Contributions	975,000
Net Cash provided by (used in) Financing Activities	975,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	23,951
Cash at end of period	23,951

Florence Lodging Investment Partners LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Florence Lodging Investment Partners LLC ("the Company") was formed in South Carolina on January 7th, 2022. The Company plans to earn revenue through its direct equity ownership in the Baymont Inn of Florence, SC ("the Hotel"). The Company's headquarters is in Charleston, SC. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise capital to conduct a property improvement plan for the hotel.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Presentation of Share of Earnings/(Losses) in Joint Venture

The Company holds a 49% ownership interest in 1826 W Lucas Lodging LLC. Financial statements of the joint venture are not consolidated but are included as a single line item on the Income Statement as "Share of Losses from Joint Ventures". Any material intercompany transactions are eliminated, and the Company discloses contingent liabilities and assesses impairment when necessary. The joint venture recognized losses of $1,792,955, thus the Company recognized their share of the losses in the joint venture totaling $878,548.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

This Company only generates revenue in the form of dividends received from 1826 W Lucas Lodging LLC via the net income of the Baymont Inn in Florence, SC. The Company is a 49% owner of 1826 W Lucas Lodging LLC, which owns the hotel, therefore it receives 49% of the net income of the hotel through quarterly distributions. The Company does not have any specific performance obligations outside of satisfying any contribution requirements determined in the operating agreement.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See Note 7.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any liabilities or debt as of December 31st, 2022. See Note 7 – Subsequent Events for details of loans.

NOTE 6 – EQUITY

The Company is a limited liability company. The Company is raising a total of $1,700,000 of which $902,500 has already been raised/contributed. Ownership stake shall be pro-rata to each Limited Partner contribution with respect to the total raise.

Voting: Limited Partners have no voting rights regarding decisions made by the Company, except for as specified by the Operating Agreement. The management of the Company is vested in the Manager. General Partners have voting rights.

Dividends: Dividends, when available, shall be issued to all Limited Partners quarterly pro-rata to their ownership stake. Limited Partners have a 7% preferred return, all dividends beyond a 7% return shall be divided between Limited Partners and General Partners 80% to Limited Partners and 20% to General Partners

Liquidation Preference: In the event of a sale or refinance, all contributed capital shall be returned to Limited Partners, then the remaining proceeds of the sale or refinance shall be distributed between Limited and General Partners per the offering memorandum.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 11, 2023, the date these financial statements were available to be issued.

Related Party Loans

On January 5th, 2023, the Company signed a promissory note with a related party for a loan of $100,000. The loan does not accrue interest and is due on December 31st, 2024.

On January 5th, 2023, the Company signed a promissory note with a related party for a loan of $6,000. The loan does not accrue interest and is due on December 31st, 2024.

On February 9th, 2023, the Company signed a promissory note with a related party for a loan of $15,000 to pay for flooring renovations. The loan does not accrue interest and was repaid in November of 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Subscription Agreement

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.


SUBSCRIPTION AGREEMENT
for
FLORENCE LODGING INVESTMENT PARTNERS, LLC
a South Carolina Limited Liability Company


THIS SUBSCRIPTION AGREEMENT (the "Agreement") is made by and among Florence Lodging Investment Partners, LLC, a South Carolina limited liability company (the "Company"), and the individuals and/or entities purchasing Units hereunder (individually, a "Subscriber" and collectively, the "Subscribers").

WHEREAS, the Company desires to issue up to 875 Class CF Membership Units in the Company (the "Offering) at a price of $1,000 per Unit to each Subscriber who agrees with all of the terms of this Agreement.

WHEREAS, the Subscriber has been furnished with a copy of the offering documents, including this Agreement, the Form C, Financial Statements of the Company, the Operating Agreement of the Company, and the Business Plan/Pitch Deck, as the same may have been amended or supplemented from time to time (collectively, the "Offering Documents"); and

WHEREAS, the Subscriber desires to purchase that value of Class CF Units of the Company set forth on the signature page hereof on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual representations and covenants set forth herein, the parties agree as follows:

1.   Purchase and Sale of Units.

        1.1   Purchase of Units. Subject to the terms and conditions of this Agreement, the Subscribers agree to purchase at the Closings (as defined below) and the Company agrees to sell and issue to the Subscribers at the Closings an aggregate of up to 875 Class CF Membership Units. The Units issued to the Subscribers pursuant to this Agreement shall be referred to herein as the "Units."

        1.2   Company Reservation of Rights to Terminate or Deny. The Company reserves the right to refuse all or part of any or all subscriptions. Furthermore, no Subscription Agreement shall be effective until accepted and executed by the Company and the Company shall have the right, in its sole discretion, for any reason or for no reason, to refuse any potential Subscribers.

2. <u>Closing and Delivery</u>. The purchase price for the Units is payable by ACH or wire transfer payable to the Company or its designee in an amount equal to the applicable purchase price per unit multiplied by the number of Units being purchased by such Subscriber.

3. <u>Representations and Warranties of the Company</u>. The Company hereby represents and warrants to the Subscribers that:

3.1 <u>Organization, Good Standing and Qualification</u>. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of South Carolina and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

3.2 <u>Authorization</u>. All action on the part of the Company, its members and managers, necessary for the authorization, execution and delivery of this Agreement and the issuance of the Units, the performance of all obligations of the Company hereunder and thereunder has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms.

3.3 <u>Valid Issuance of Units</u>. The Units, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein or therein, will be duly and validly issued and fully-paid and non-assessable. Based in part upon the representations of the Subscribers in this Agreement and subject to the completion of the filings referenced in Section 3.4 below, the Units will be issued in compliance with all applicable federal and state securities laws.

3.4 <u>Governmental Consents</u>. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for the federal and state securities law filings to be made by the Company as necessary.

3.5 <u>Litigation</u>. There is no action, suit, proceeding or investigation pending or currently threatened against the Company that questions the validity of this Agreement, or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

3.6   Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Articles of Organization or Operating Agreement or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

3.7   Disclosure.   The forward-looking statements, including financial projections, contained in the Offering Documents were prepared in good faith; however, the Company does not warrant that such statements will ultimately become true. In addition to the foregoing, the Company restates as if rewritten herein the risk factors set forth in Private Placement Memorandum.

4.   Representations and Warranties of the Subscribers.   Each Subscriber hereby severally and not jointly represents and warrants to the Company that:

4.1   Risk. The Subscriber recognizes that the purchase of Units involves a high degree of risk in that (i) the Company has no operating history; (ii) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (iii) the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Units is extremely limited; and (v) in the event of a disposition, the Subscriber could sustain the loss of his, her or its entire investment.

4.2   Investment Experience.   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and either (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment, or the Subscriber has employed the services of an investment advisor, attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors in the Units and to evaluate the merits and risks of such an investment on the Subscriber's behalf.

4.3   Due Diligence. The Subscriber hereby acknowledges receipt and careful review of the Offering Documents, as supplemented and amended, and the attachments and exhibits thereto all of which constitute an integral part of the Offering Documents, and hereby represents that the Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company which the Subscriber has requested or desired to know, has been afforded the opportunity to ask questions of and receive answers from duly authorized managers, officers or other representatives of the Company concerning the terms and conditions of the offering and has received any additional information which Subscriber has requested. The Subscriber acknowledges that the Subscriber is relying upon the Offering Documents and not relying upon any prior documents prepared by the Company.

4.4 <u>Protection of Interests; Exempt Offering</u>. The Subscriber hereby represents that the Subscriber either by reason of the Subscriber's business or financial experience or the business or financial experience of the Subscriber's professional advisors (who are unaffiliated with and who are not compensated by the Company or any affiliate of the Company, directly or indirectly) has the capacity to protect the Subscriber's own interests in connection with the transaction contemplated hereby. The Subscriber hereby acknowledges that the offering has not been reviewed by the United States Securities and Exchange Commission (the "SEC") because of the Company's representations that this is intended to be exempt from the registration requirements of Section 5 of the Act. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless they are registered under the Act or unless an exemption from such registration is available.

4.5 <u>Investment Intent</u>. The Subscriber understands that the Units have not been registered under the Act by reason of a claimed exemption under the provisions of the Act, which depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Units for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, was not formed for the purpose of purchasing the Units.

4.6 <u>Restricted Units</u>. The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding or the Company's Operating Agreement. The Subscriber agrees to hold the Company and its members, managers, officers, employees, controlling persons and agents and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber contained in this Agreement or any sale or distribution by the Subscriber in violation of the Securities Laws. The Subscriber understands and agrees that in addition to restrictions on transfer imposed by applicable Securities Laws, the transfer of the Units will be restricted by the terms of the Offering Documents.

4.7 <u>Legends</u>. The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Units that such Units have not been registered under the Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Units and may place additional legends to such effect on Subscriber's unit certificate(s).

4.8 <u>Rejection</u>. The Subscriber understands that the Company will review this Agreement and that the Company reserves the unrestricted right to reject or limit any subscription and to close the offering to the Subscriber at any time.

4.9   Address.   The Subscriber hereby represents that the address of the Subscriber furnished by the Subscriber on the signature page hereof is the Subscriber's principal residence if the Subscriber is an individual or its principal business address if it is a corporation or other entity.

4.10   Authority. The Subscriber represents that he, she or it has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Units. This Agreement constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

4.11   Entity. If the Subscriber is a corporation, company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other tax-exempt entity, it is authorized and qualified to become an investor in the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

4.12   Foreign Investors. If the Subscriber is not a United States citizen, such Subscriber hereby represents that he/she/it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Such Subscriber's subscription and payment for, and his, her or its continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Limitations on Transfer.

5.1   The Units are restricted as to transfer by the terms of the Operating Agreement and as set forth in this Agreement.

6.   Miscellaneous.

6.1   Survival of Representations and Warranties.   The warranties, representations and covenants of the Company contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of one (1) year following the last Closing.

6.2   Governing Law. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF SOUTH CAROLINA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

6.3   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5   Notices.

(a)   All notices, requests, demands and other communications under this Agreement or in connection herewith shall be given to or made upon the respective parties as follows: if to the Subscribers, to the addresses set forth on the signature page hereto, or, if to the Company, c/o Daniel Frye, 6650 Rivers Avenue, Suite 100, Charleston, SC 29406.

(b)   All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing, and shall be sent by certified or registered mail, return receipt requested, or by overnight courier, and shall be deemed to be given or made when receipt is so confirmed.

(c)   Any party may, by written notice to the other, alter its address or respondent, and such notice shall be considered to have been given ten (10) days after the airmailing, telexing or telecopying thereof.

6.6   Brokers.

(a)   Each Subscriber severally represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. Each Subscriber hereby severally agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder. The Company will pay finder's fees only in compliance with applicable law.

(b)   The Company agrees to indemnify and hold harmless the Subscribers from and against all fees, commissions or other payment owing by the Company to any other person or firm acting on behalf of the Company hereunder.

6.7   Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.8   Third Parties. Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

6.9   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Subscribers holding a majority in interest of the Units purchased in the offering.

6.10   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.11   Entire Agreement. This Agreement, the Offering Documents and the Prospective Investor Questionnaire constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

SIGNATURE PAGE FOLLOWS

<center>[SUBSCRIBER PAGE FOR INDIVIDUALS]</center>

☐   Class CF Investor $_____ (minimum purchase is $500).

SUBSCRIBER:

_____
(Print or Type Name of Subscriber)

_____   _____
(Signature)   (Second Signature, if subscribing jointly)

Address: _____

_____

Telephone: _____
Email: _____
Social Security#:_____

All the information that I consider necessary and appropriate for deciding whether to purchase the interest hereunder has been provided to me, and, I have had an opportunity to ask questions and receive answers from the Company to verify the accuracy of the information supplied or to which I had access. I acknowledge that I am solely responsible for my own "due diligence" investigation of the Company, for my own analysis of the merits and risks of my own investment made pursuant to this purchase and for my own analysis of the fairness and desirability of the terms of this investment. I hereby acknowledge that the investment is a speculative investment. I represent that I have such knowledge and experience in financial business matters and that I am capable of evaluating the merits and risks of the investment contemplated hereunder and that I have the ability to risk losing my entire investment.

[SUBSCRIBER PAGE FOR ENTITIES/TRUSTS]

☐   Class CF Investor $_____ (minimum purchase is $500).

SUBSCRIBER:

_____
(Print or Type Name of Subscriber)

_____   _____
(Print or Type Name of Signatory)   (Print or Type Name of Second Signatory, if applicable)

_____   _____
(Signature)   (Second Signature, if applicable)

_____   _____
(Title of Signatory)   (Title of Second Signatory, if applicable)

Address: _____

_____

Telephone: _____
Facsimile: _____
Tax I.D.#: _____

All the information that I consider necessary and appropriate for deciding whether to purchase the interest hereunder has been provided to me, and, I have had an opportunity to ask questions and receive answers from the Company to verify the accuracy of the information supplied or to which I had access. I acknowledge that I am solely responsible for my own "due diligence" investigation of the Company, for my own analysis of the merits and risks of my own investment made pursuant to this purchase and for my own analysis of the fairness and desirability of the terms of this investment. I hereby acknowledge that the investment is a speculative investment. I represent that I have such knowledge and experience in financial business matters and that I am capable of evaluating the merits and risks of the investment contemplated hereunder and that I have the ability to risk losing my entire investment.

[SUBSCRIBER PAGE FOR IRAs]

☐   Class CF Investor $_____ (minimum purchase is $500).

SUBSCRIBER:

_____
(Print or Type Name of Subscriber)

_____   _____
(Print or Type Name of Signatory)   (Print or Type Name of Second Signatory, if
                                          applicable)

_____   _____
(Signature)   (Second Signature, if applicable)

<u>IRA CUSTODIAN</u>
(Title of Signatory)

Address: _____

_____

Telephone: _____
Facsimile: _____
Tax I.D.#: _____

All the information that I consider necessary and appropriate for deciding whether to purchase the interest hereunder has been provided to me, and, I have had an opportunity to ask questions and receive answers from the Company to verify the accuracy of the information supplied or to which I had access. I acknowledge that I am solely responsible for my own "due diligence" investigation of the Company, for my own analysis of the merits and risks of my own investment made pursuant to this purchase and for my own analysis of the fairness and desirability of the terms of this investment. I hereby acknowledge that the investment is a speculative investment. I represent that I have such knowledge and experience in financial business matters and that I am capable of evaluating the merits and risks of the investment contemplated hereunder and that I have the ability to risk losing my entire investment.

This Subscription Agreement is agreed to and accepted as of _____, 2024.

FLORENCE LODGING INVESTMENT PARTNERS, LLC
a North Carolina limited liability company

By: Its Manager(s)

Tempest 22, LLC

By: _____
     William Daniel Frye, Co-Manager

EXHIBIT D

BUSINESS PLAN

EXHIBIT C

Offering Page


Baymont Inn 2.0

Regulation Crowdfunding





Baymont Inn
Florence, SC

Goal: $875,000
for Equity
7% Preferred Return
20% Target IRR

INVEST

Start Date February 12, 2024

End Date April 29, 2024

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story

(INVEST)

Our Story

➤ Our Management Team has generated $12M+ in profits for investors on exits from nearly $30M in property sold

➤ We acquired the property, investing $875k + debt capital to bring the hotel from failing to profitable. $900k in this raise aims to make this hotel thrive.

➤ Targeting a 7% preferred return and 20%+ IRR

➤ Investing provides early access to potential future Tempest 22 offerings

➤ Contributing to the city of Florence and creating a community-owned brand

➤ Tempest 22 is a veteran-owned business

Overview

What We Value

Investor Alignment:

We have invested personal funds in every one of our current projects, including $150k into the Baymont Inn. We want to win together.

Our Country:
We are a Veteran owned business. We are removing the high financial barrier to entry for real estate investment so that no one has to decide between financial security and serving their country or community.

Experience:

- Managed over $180m in hotel transactions.

- We come from the Military Special Operations community and are experts at building teams that get results.

- We built our proven process with 3rd generation Hoteliers with over 50 years of experience getting results in this industry.

What we do

We buy underperforming hotels...

Then we bring in the A-team to turn things around.

For this project (Florence). We acquired the failing Baymont Inn in Florence, South Carolina (right off I-95) in November 2022.

Immediately we turned the business around, giving the staff and the property support and care, streamlining operations, and completing long overdue maintenance.

The pool, for example:

Before...



After initial improvements...



Our actions have increased the value of the property from $4.4M to $6M+ and we're just getting started. We moved this hotel off life-support but the real value is in making bigger property improvements that are estimated to more than double the property's value.

Here's our plan to turn a $4.4M acquisition into a targeted $10M exit price.

Through this community equity raise, we are seeking an additional $900k to make improvements to the property that we believe will take this hotel from surviving to thriving.

Our property improvement plan (PIP) has been vetted by a major national hotel brand to ensure every expense is essential and every improvement is optimal. With this approval, the hotel can re-flag to this same major brand once the project is complete, allowing us to raise the rates and be the most competitive in the market.

Our Hotel Management team led by David Stahl runs the day-to-day operations for the properties. David and his team are third-generation hotel professionals who have successfully acquired, operated, and sold hotels over 25 times. While we can't tell you exactly how the sausage is made, we can share David's 3 step process for effective hotel turnarounds:

1. Increase occupancy through focused, efficient marketing

2. Make the right property improvements based on what creates ROI

3. Care about staff, treat them well, and develop them

The results??...



WE TURN THIS



Into This

Our Team's First Project together, Baymont Wyndham in Jesup, GA is outperforming our projections.



Our second project, the Ahoskie Inn, is off to a fantastic start, outpacing our planning estimates as well:


Ahoske Inn
AHOSKIE INN
22 Deal #2
8% annual cash-on-cash (and rising)
20%+ IRR on track
100% of the targeted raise complete

The more projects Tempest 22 completes the more we establish this team and strategy as a winning combination. We have two additional properties in the Tempest 22 portfolio and a pipeline of 50+ others going through our screening process.

Why Now?

COVID-19 had a tremendous impact on the hospitality sector, especially in the six months following the initial outbreak in March 2020. As of August 2020, 80% of all hotel loans were in jeopardy of default and 50% of all hotel loans were expected to go into foreclosure, according to HotelManagement.net

These unique market conditions have created a rare opportunity for investors to partner with experienced operators on a large inventory of needed turn-arounds.



Increase in consumer spending on hotels & motels from Q1 2020*



Number of US companies conducting business travel in April 2022, up from 65% in January 2022**



Americans planning at least one summer trip, 35% expect to travel more this summer compared to last summer**

*According to US Bureau of Economic Analysis
**According to US Travel Association

Why Here?

★ **Tourism** - Florence is approximately halfway from New York to Miami on I-95, the busiest highway on the eastern seaboard.

★ **Business Travel** - Florence is the regional hub for well-known companies including Truist Bank, Duke Energy, AT&T, and Otis Elevator, among many others.

★ **Growing Market** – Major Manufacturers continue to flock to

Florence to join General Electric, Honda, and others who benefit from two interstates and favorable state regulations

Investment Summary

Targeted returns for this raise:

- **7% Annual Preferred Return** paid quarterly

- **20% Annualized IRR – anticipated exit in 3-5 years**

Our People



David Stahl, Operating Partner

25+ Years experience as a Management Executive in the hospitality industry. Graduated from Cornell University School of Hotel Administration.



James Lascara, General Partner

James Lascara is a licensed real estate agent in Florida, the owner and founder of Lascara Real Estate LLC, an active real estate investor with over $5M of real estate Assets Under Management (AUM), and conducted more than $3M of real estate sales volume in 2021. James holds a Bachelor's Degree from the US Naval Academy in Ocean Engineering.



Danny Frye, CEO

Danny Frye retired from the U.S. Army special operations. Following his career in the military, Danny pursued his passions in Real Estate as an investor and broker. During his first year in Real Estate, Danny co-founded Paradise Capital Investments, LLC; was awarded Rookie of the Year for EXIT Realty Preferred; and was selected by Top 100 Magazine, as one of the Top 100 People in Real Estate. Danny attributes his leadership and vision to extensive experience in strategic and operational planning in the military. He is currently writing a book on Financial Literacy and Wealth Accumulation.



Octavio Mota, COO

Octavio is a 1st generation born American from a Hispanic family and a 14 year Army and Air Force Veteran. He owns multiple successful businesses including real estate, logistics, luxury car rentals, and government contracting which allowed him to become an accredited investor at the age of 25. Octavio's experience as an operational commander and business executive has given him a unique expertise as T22's COO.



Adit Shah, CFO

Adit Shah is a 6-year Navy Veteran, having served on the USS Carl Vinson during Operation Inherent Resolve and the USS McClusky. After the military, Adit applied his deployment style operational tempo and commitment to excellence to value add and infill development residential real estate opportunities in San Diego CA. With a strong background in property improvement and rehab, Adit thrives at taking assets to their highest and best use, finding creative solutions to add value while delivering exceptional returns.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

The Company Form C filing can be found here.

Vicinity will be compensated upon a successful raise at 4% of the total amount raised, plus securities in the same form offered to the public equal to 2% of the total number of securities sold in the offering.

There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from the Company to investors that will be withheld from the payments to investors.



1708-C Augusta St. #115
Greenville, SC29605

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This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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EXHIBIT D

Video Transcript

Video Script for Reg CF for Florence Lodging Investment Partners

2.5 to 3mins long

[Opening Scene: The veteran, dressed in smart business attire, stands at the proposed hotel location, with the intersection of I-20 and I-95 visible in the background.]

Speaker (Veteran):
"Good day, I'm [Name], Co-Founder and the CEO of Tempest 22. I'm here to introduce our latest hotel renovation project - a 112-room hotel situated 7 mins from the vibrant crossroads of I-20 and I-95 in Florence, South Carolina – the Baymont Inn.

[Scene transition: Aerial view showing the bustling traffic on I-20 and I-95.]

Speaker:
"This is one of the nation's busiest intersections, ensuring a consistent flow of potential guests.

We acquired the hotel for $4.4m and it immediately appraised for over $6m. Those of you who put money into this round are investing at a valuation discount and on the same terms as the $927k that's already been invested.

This is our 4th hotel renovation as a team and adds to the portfolio of over $140m in successful hotel assets our 3rd generation operator, David Stahl, has managed and improved.

Here's why we're excited about the location.

[Cut to: Images of the nearby racetrack, bustling with activity.]

Speaker:
"Less than 13mins away is the famed 47k person Darlington Raceway, a magnet for racing enthusiasts. We aim to be the go-to destination for these fans, offering them a place to recharge and relive their experiences.

[Scene transition: Footage of a major sports complex nearby, highlighting various sporting events.]

Speaker:
"Moreover, we're adjacent to the major 48.5 acre Florence Sports complex, a hub for local

and regional sporting events from baseball, basketball, soccer and more. This adds a diverse clientele to our guest list.

[Cut to: Before and after visuals of hotel rooms, showcasing the planned renovations.]

Speaker:
"We already own the hotel and started property improvements in building 1 to improve design, comfort, and amenities. From our past hotel experience and data in the area, these are expected to increase the base rates we can charge 33% --- from $60 to $80 a night (a 33% increase). This isn't a massive overall either. Examples are a fresh coat of paint, replacing flooring, and sink finishes.

[Scene transition: The speaker interacting with construction crews and designers within the room.]

Speaker:
"Drawing from our team's military background in logistics and management and our hotel operator, David Stahl, our team is geared to oversee this transformation efficiently and effectively. We understand the significance of every dollar invested and are committed to maximizing the return on your investment.

[Cut to: Graphics showing projected revenue increase and market analysis post-renovation.]

Speaker:
"Our market analysis shows a promising increase in demand for quality accommodation in this area. With our renovation, we're not just upgrading a building; we're elevating the guest experience to meet and exceed these expectations.

[Closing Scene: The speaker standing confidently with the hotel model in the background.]

Speaker:
"Join us in this exciting venture at The Baymont Inn. Invest in a project that merges strategic location with exceptional service. Thank you for considering this opportunity to be part of the only hotel in this area. Whether you want the opportunity to stay, play, and own a piece or want to be a passive investor in this property, together, we can transform this vision into a reality."

[End with short link to vicinity page and the hotel investment group's logo.]

This expanded script underscores the strategic importance of the hotel's location, its proximity to key attractions like the racetrack and sports complex, and highlights the renovation aspect aimed at increasing the hotel's rate and value.

EXHIBIT E

Pitch Deck



ARCHIMEDEZ
INTERNATIONAL



BAYMONT INN – FLORENCE, SC
Private Offering

Presented By: Danny Frye

General Disclaimer

This Business Plan contains privileged and confidential information and unauthorized use of this information in any manner is strictly prohibited. If you are not the intended recipient, please notify the sender immediately. This Business Plan is for informational purposes and not intended to be a general solicitation or a securities offering of any kind. The information contained herein is from sources believed to be reliable, however no representation by Sponsor(s), either expressed or implied, is made as to the accuracy of any information on this property and all investors should conduct their own research to determine the accuracy of any statements made. An investment in this offering will be a speculative investment and subject to significant risks and therefore investors are encouraged to consult with their personal legal and tax advisors. Neither the Sponsor(s), nor their representatives, officers, employees, affiliates, sub-contractor or vendors provide tax, legal or investment advice. Nothing in this document is intended to be or should be construed as such advice.

The SEC has not passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials. However, prior to making any decision to contribute capital, all investors must review and execute the Private Placement Memorandum and related offering documents. The securities are subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities

Potential investors and other readers are also cautioned that these forward-looking statements are predictions only based on current information, assumptions and expectations that are inherently subject to risks and uncertainties that could cause future events or results to differ materially from those set forth or implied by such forward looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, such as "may," "will," "seek," "should," "expect," "anticipate," "project, "estimate," "intend," "continue," or "believe" or the negatives thereof or other variations thereon or comparable terminology. These forward-looking statements are only made as of the date of this executive summary and Sponsors undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Financial Disclaimer

This Business Plan further contains several future financial projections and forecasts. These estimated projections are based on numerous assumptions and hypothetical scenarios and Sponsor(s) explicitly makes no representation or warranty of any kind with respect to any financial projection or forecast delivered in connection with the Offering or any of the assumptions underlying them.

This Business plan further contains performance data that represents past performances. Past performance does not guarantee future results. Current performance may be lower or higher than the performance data presented.

All return examples provided are based on assumptions and expectations in light of currently available information, industry trends and comparisons to competitor's financials. Therefore, actual performance may, and most likely will, substantially differ from these projections and no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained in this Business Plan. The Sponsor further makes no representations or warranties that any investor will, or is likely to, achieve profits similar to those shown in the pro-formas or other financial projections.



Market Status

// Market Conditions that Make Hotels Lucrative

COVID-19 had a trememndous impact on the hospitality sector, especially in the six months folloing the initial outbreak in March 2020. As of August 2020, 80% of all hotel loans were in jeopardy of default and 50% of all hotel loans were expected to go into foreclosure, according to HotelMangement.net

Relationship to 2019 Value			
	Best Case	Most Likely	Worst Case
2020	81%	74%	66%
2021	91%	86%	81%
2022	98%	96%	93%
2023	103%	102%	100%
2024	105%	105%	104%
2025	109%	109%	109%

Opportunity has not been better to invest in hotels in more than a generation.

ARCHIMEDEZ INTERNATIONAL



OFFERING SUMMARY

Archimedez International (AI), LLC is pleased to announce our latest investment opportunity; a value-add 112 room Baymont Inn in Florence, SC. This acquisition provides investors the ability to acquire a limited-service hotel in a market with multiple demand generators and geographically proximate to Interstates 95 and 20.

The Hotel is being acquired for $4.4M. We have an approved loan for $3.9M, and a Property Improvement Plan (PIP) of $400k . The Hotel has a current valuation of $5.2M, and an expected valuation of $6.5M at the conclusion of the PIP. We expect to raise the Gross Revenue to over $2M annually in 2022; and dispose at $9.13M in 2025.

AI has agreed to partner with Davalls Hospitality, and James Lascara, in the purchase of the Hotel. Davalls is offering 49% equity in exchange for $1,330,000. AI will form a LLC as the sole investment partner with Davalls Hospitality in the purchase of the Hotel. AI is offering 80% of the Investment Company (IC), to be formed, in exchange for a total of $1,560,000, with a minimum investment of $35k. (Reference Use of Funds). AI will manage the IC and represent the IC's interest as a joint venture partner on behalf of the IC.

A minimum investment of $35k is equal to pro-rata ownership in the IC and pro-rata ownership in the Hotel. Net Profits from the hotel will be distributed on a quarterly basis and are estimated to result in an approximate annual Cash on Cash Return on Investment of 7% year 1 and 11% year 3, with a preferred return on 7%.

We expect a disposition of more than $9.1M within 4 years, with an estimated total proceeds of $4.9M. Investors will receive 100% of their initial contributions in addition to their share of the proceeds. Approximate capital returned to investors will be $2.8M or an Internal rate of Return (IRR) (annualized rate of return) of approximately 22.79%.

Thank you for your consideration and support in Comfort Inn Blythewood. We are very pleased with the asset and the strong location. Given that we plan to increase occupancy and nightly room rates and the immediate submarket continues to flourish, we believe this will be a strong asset for us and out investors.





OFFERING SUMMARY

Archimedez International (AI), LLC is pleased to announce our latest investment opportunity; a value-add 112 room Baymont Inn in Florence, SC. This acquisition provides investors the ability to acquire a limited-service hotel in a market with multiple demand generators and geographically proximate to Interstates 95 and 20.

Below is a summary of the deal parameters. -minimum of $35,000 investment (more is fine)

-funding date (the latest date for transfer of funds) is projected for late February 2022
-projected 22.79% annualized ROI from conservative underwriting; 7% Preferred Return
-projected (3-4)-year hold duration

Who this deal is for:
-someone looking for a competitive return and able to wait the full duration of the investment
-someone who wants investment diversity
-someone who wants the benefits of passive real estate returns without the stress of managing property yourself

Who this deal is not for:
-someone needing to pull the money out within the next few years
-someone who would rather own and make major decisions on their own properties





THE PARTNERSHIP

THE LEGAL
   - This is a Joint Venture between Davalls Hospitality and **Florence Lodging Investment Partners, LLC** (FLIP) who have created **1826 W LUCAS LODGING, LLC** to hold title to the property. All equity investors will be Class A Members (Limited Partners (LP)) of FLIP

THE MANAGERS
   - Davalls Hospitality will co-manage **1826 W LUCAS LODGING, LLC** and will retain 51%; Archimedez International is a co-manager of **1826 W LUCAS LODGING, LLC** and will structure, organize, and manage FLIP which will retain 49% ownership for the investors. The co-managers will hire Davalls Management to run the hotel.

THE PROFIT DISTRIBUTION
   - FLIP requires $1.56M and will contribute $1.35M in **1826 W LUCAS LODGING, LLC** in exchange for 49% ownership. Members will receive quarterly distributions based on Member pro-rata share of FLIP and will receive distributions of FLIP's Net Profit (NOI minus Debt Service and CAPEX). At disposition in Year 6, FLIP will receive 49% of the sales proceeds plus capital return of $1.56M which will be distributed to Members pro-rata share minus operating expenses and fees.

ARCHIMEDEZ INTERNATIONAL



ORGANIZATION

1826 W LUCAS LODGING, LLC





Florence Lodging Investment Partners
49%

Davalls Hospitality
51%

FLORENCE LODGING INVESTMENT PARTNERS, LLC

20%

80%

Class A   Class B

Current Estimated Valuation	$5.2M
Purchase Price	$4.4M
Loan	3.9M
Property Improvement Plan (PIP)	$400K
Projected Value after PIP Completion	$6.5
Estimated Disposition @ 8.4% Cap Rate	$9.1M
Limited Partner Contributions	$1.56M
Return on Capital @ Disposition	100%
Estimated IRR (3-4) Year Term	22.79%
Preferred Return	7%
Current ADR / RevPar	$57.25 / $33.49
Comp Set ADR / RevPar	$69.32 / $42.63
Target ADR / RevPar 2023	$82.60 / $49.02





Financial Overview



Use of Funds

Loan Down Payment	$880,000
Franchise Fee	$25,000
Operations Fund (Hotel Operations)	$50,000
PIP	$400,000
Acqusition Fee 4% (AI)	$176,000
Legal Fees	$19,000
Operations Fund (Asset Management)	$10,000
Total LP Contributions	$1,560,000

ARCHIMEDEZ
INTERNATIONAL

About Florence

FLORENCE, SC – Florence also serves as the financial and service hub for the Eastern Carolinas, with many financial and professional management institutions invested heavily within the city. Companies with regional operations and headquarters include Truist Financial, Monster.com, Otis Elevator, CSX Transportation, Wells Fargo and Bank of America. Florence has operation headquarters for AT&T and is the southeastern headquarters of Duke Energy Inc.

Florence has benefited from being located at the intersection of I-95 and I-20, approximately halfway between New York City and Miami, Florida. The city is located 80 miles (130 km) east from the state capital Columbia, 70 miles (110 km) west from Myrtle Beach, 120 miles (190 km) North of Charleston, and 110 miles (180 km) southeast of Charlotte, North Carolina. This has allowed Florence to remain competitive and bringing in and sustaining major manufacturers such as, General Electric, Honda, QVC Distribution Center and Otis Elevator.



Lamar Hwy
401
S Main St
PALMETTO
W Lucas St
20
Muldrow Mill Pond
War Between The States Museum
95
51
W Palmetto St
95
N Brockington St
E Smith St

ARCHIMEDEZ INTERNATIONAL







BAYMONT INN FLORENCE, SC


ARCHIMEDEZ
INTERNATIONAL





OPERATING PARTNER

DAVALLS HOSPITALITY



DAVID STAHL, CEO
Davalls Hospitality
davallshospitality@gmail.com; 716.628.9021

25+ Years experienced Management Executive with a demonstrated history of working in the hospitality industry. Skilled in Negotiation, Catering, Operations Management, Sales, and Profit Maximization. Strong business development professional; graduated from Cornell University School of Hotel Administration.

Company Focus
Our mission is to create the highest performance levels for any property we manage through utilizing the most sophisticated and appropriate practices. This will deliver significant new returns on investment for owners while keeping our guests happy in the best traditions of the hospitality industry. Davalls employs professionals with extensive and international experience to sustain our network. Our managers are selected for their leadership qualities and represent our mission to deliver to owners, staff and customers our best endeavors on their behalf.

Past Projects

- Wesley Inn to Best Western Buffalo Airport $2.2MM; Sold $3.5MM (2 Year Hold)
- Holiday Inn to Day's Inn / Super 8 Batavia NY $3.2MM; Sold $5.9MM (5 Year Hold)
- McKinley Conference and Banquet Center NY to Clarion $1.9MM; Sold $2.8MM (2 Year Hold)
- Day's Inn Little Rock AR $2.2MM; Sold $2.9MM (1 Year Hold)
- Comfort Suites Little Rock Airport $2.3MM; Sold $5.9MM (7 Year Hold)
- Day's Inn, Austin Texas $5.9MM; Sold $8.9MM (4 Year Hold)

Current Projects

- Americas Best Value Inn Bought $1.275MM; Current Market Value $1.8MM (Will Be Hold 2 More Years Asking Price $2.9MM)
- America's Best Inn Bought $600k For Sale Now $1.275MM (1year Hold)
- Days Inn Kennett Bought $500k; Current Market Value $1.5MM (Hold 1-2 More Years To Value of $2MM)
- Baymont Inn, Jesup, GA Bought $977k Current Market Value $1.7MM (Hold 4 More years to value $3MM)



ARCHIMEDEZ INTERNATIONAL

Mission & Values

MISSION

To provide alternatives to traditional investing through private equity that far exceeds normal market returns while maintaining a sacred trust with our investors.

VISION

Archimedez International will acquire more than $1 Billion in Assets Under Management by the end of year 2026 and take the company public as Real Estate Investment Trust by the Year end 2027 with a valuation of more than $2 Billion.

VALUES

Integrity – We treat our investors not as clients but as business partners and they are entitled to honest and fair business dealings. It is our philosophy that investors should have total faith and confidence in our ability to delivery factual unfiltered data regarding their investments.

Transparency – We will always be transparent as to our own interests with our investors and faculty.

Tenacity – It is imperative that we strive to exceed our expectation. We will persevere in all business practices and negotiate fiercely for the benefit of the company and investor / partner interests.

Diligence – Our investors deserve expert analysis and diligent inspection of all components related to prospective assets. We hold a sacred trust in investor contributions, which includes an exceptional level of scrutiny in our analysis prior to offerings and additional care and diligence during management.

Excellence – We are committed to excellence. We affirm that we have the best structure and access to the best assets in today's market. We ensure that we partner and employ the most competent companies and personnel that are aligned with our philosophy and commitment to excellence. We will utilize the best attorneys, CPA's, operating partners, and any other outsourced or employable resource available.



Archimedez International, LLC

AI is a Private Equity Firm that organizes, structures and manages joint ventures by partnering with world class operators to achieve exceptional returns for investor members by acquiring, improving, stabilizing and disposing incredible value-added real estate.



MIKE GLASPIE, CFO
Mike@archintl.net
832.613.7289



DANNY FRYE, CEO
Danny@archintl.net
404.775.0615



ZEKE RICHARDSON, COO
Zeke@archintl.net
910.580.5732

Mike Glaspie is a Commercial Real Estate Broker in Fayetteville, NC. Mike attended the University of Houston - Downtown where he received his bachelor's degree in business management and is currently pursuing a Masters in Business Administration from University of North Carolina – Chapel Hill. He served almost 11 years in the US Army, with a majority spent in Special Operations. Since purchasing his first investment property in 2014, Mike has completed several transactions in a variety of ways such as 'Subject-To's, wholesales, flips, and buy and holds. Mike currently holds over 40 rental properties and short-term arbitrages, controls over $2.5 million of assets under management, and co-founded an investment centric real estate team -- all while serving full time in the military. Now as a veteran, Mike continues to practice real estate with a focus on educating other veterans on how to build the lifestyle they deserve through investing.

Danny Frye retired from the U.S. Army special operations. Following his career in the military, Danny pursued his passions in Real Estate as an investor and broker. His first year in Real Estate, Danny co-founded Paradise Capital Investments, LLC; awarded rookie of the year for EXIT Realty Preferred; and selected by Top 100 Magazine, as one of the Top 100 People in Real Estate. Danny attributes his leadership and vision to extensive experience in strategic and operational planning in the military. He is currently writing a book off Financial Literacy and Wealth Accumulation.

Zeke Richardson is a commercial investor and REALTOR in the Fayetteville Metropolitan area. Following a rewarding 10-year career in finance and management for Cadillac, Zeke leveraged his skills and experience to the real estate sector and provides his clients with world class service. In addition to serving the public as a real estate broker, Zeke is also a business consultant and sales trainer, helping businesses, organizations, and individuals realize their full potential. Zeke is an expert in business operations/systems and brings invaluable knowledge and expertise.



GENERAL PARTNER

JAMES LASCARA



James Lascara
Lacara Real Estate, LLC
jplascara@gmail.com

James Lascara is a licensed real estate agent in Florida, the owner and founder of Lascara Real Estate LLC, an active real estate investor with over $5M of real estate Assets Under Management (AUM), and conducted more than $3M of real estate sales volume in 2021. James holds a Bachelor's Degree from the US Naval Academy in Ocean Engineering.

THE FEES



ARCHIMEDEZ INTERNATIONAL (James Lascara Included)
  - Acquisition Fee – 4% of the Acquisition Price
            - AI will do the following:
                  - Advance $150,000 of at-risk deposit to escrow
                  - All interest gains on the non-refundable at-risk funds will be credited toward the partnership at close of escrow
                  - Successfully negotiate the Partnership Agreement between AI and Davalls Hospitality

                  - Coordinate all legal work
                  - Manage all investor equitable holdings
                  - Coordinate and manage Partnership relations with Davalls on behalf of FIIP
  - Asset Management Fees - At Cost to FIIP Assessed as an Expense
            - Affiliates will manage all accounting and legal compliance to ensure timely and accurate distribution.
            -Will coordinate with Davalls Hospitality to ensure project completion and accuracy and timeliness of FIIP's interests in **1826 W LUCAS LODGING, LLC**
  -Equitable Position – 20% of Florence Lodging Investment Partners
            - AI will retain 20% ownership of FLIP for organizing and structuring the investment
            - AI is co-manager of **1826 W LUCAS LODGING, LLC**

ARCHIMEDEZ
INTERNATIONAL



MANAGEMENT

   - Florence Lodging Investment Partners will employ Davalls Management to run hotel operations. As such Davalls Management will…

       - Manage Hotel operations

       - Implement Marketing Strategies

       - Submit Monthly Reports to FLIP

       - Supervise on-site Personnel

       - Prepare and Manage Annual Budgets

  -Florence Lodging Investment Partners will be Managed by Archimedez International

       - Organizes and Structures the Terms and Conditions of the Investment

       - Ensure Project Accountability

       - Issue Quarterly Reports and Distributions

       - Review and Provide input to Strategic Plans and Operations

  - Davalls Hospitality

       - Negotiate the Purchase of the Hotel

       - Secure Franchise Approvals and Compliance

       - Secures Financing

       - Conducts Pre-Close Due Diligence

THE PLAN & EXIT

       - Phase 1 - Property Improvement (Year 1)

       - Phase 2 – Increase Rates / Occupancy & Stabilization (Years 2-3)

       - Phase 3 - Disposition at Fair Market Value with an $9.1M Target Valuation (Year 3-4)

ARCHIMEDEZ
INTERNATIONAL



Historical Financials

FINANCIAL DETAILS // Baymont Inn & Suites Florence

	2018		2019		2020		2021 (Projected)	
Rooms	112		112		112		112	
Available Rooms	40,880		40,880		40,880		40,880	
Rooms Sold	26,245		23,138		19,868		24,099	
Occupancy	64.2%		56.6%		48.6%		59.0%	
ADR	$62.00		$58.75		$52.90		$62.30	
RevPAR	$39.80		$33.25		$25.71		$36.73	
Revenue/Room	$14,827		$12,341		$9,632		$13,405	
Income								
Room Revenue	$1,660,641	100.0%	$1,382,207	100.0%	1,078,813	100.0%	$1,501,353	100.0%
Total Revenue	$1,660,641	100.0%	$1,382,207	100.0%	$1,078,813	100.0%	$1,501,353	100.0%
Departmental Expenses	**2018**		**2019**		**2020**		**2021 (Projected)**	
Rooms	$497,079	29.9%	$457,340	33.1%	$411,226	38.1%	$398,271	26.5%
Food & Beverage	$61,529	3.7%	$64,562	4.7%	$28,183	2.6%	$25,000	1.7%
Other Operated Depts & Rentals	$43,734	2.6%	$47,869	3.5%	$49,351	4.6%	$48,734	3.2%
Total Departmental Expenses	$602,342	36.3%	$569,771	41.2%	$488,760	45.3%	$472,005	31.4%
Gross Operating Income	**$1,058,299**	**63.7%**	**$812,436**	**58.8%**	**$590,053**	**54.7%**	**$1,029,348**	**68.6%**
Undistributed Operating Expenses								
Administration & General	$73,945	4.5%	$83,092	6.0%	$58,419	5.4%	$53,376	3.6%
Marketing	$46,260	2.8%	$47,353	3.4%	$39,962	3.7%	$30,545	2.0%
Franchise Fees	$141,600	8.5%	$95,166	6.9%	$97,311	9.0%	$135,122	9.0%
Utility Costs	$88,761	5.3%	$117,338	8.5%	$95,831	8.9%	$100,761	6.7%
Property Operations & Maintenance	$98,694	5.9%	$59,776	4.3%	$43,893	4.1%	$50,979	3.4%
Total Undistributed Operating Expenses	$449,259	27.1%	$402,725	29.1%	$335,417	31.1%	$370,782	24.7%
Gross Operating Profit	**$609,040**	**36.7%**	**$409,711**	**29.6%**	**$254,636**	**23.6%**	**$658,566**	**43.9%**
Fixed Expenses								
Property Taxes	$65,241	3.9%	$66,238	4.8%	$64,905	6.0%	$65,241	4.3%
Insurance	$28,426	1.7%	$36,995	2.7%	$31,881	3.0%	$28,426	1.9%
Total Expenses	$1,145,268	69.0%	$1,075,729	77.8%	$920,963	85.4%	$936,453	62.4%
Net Operating Income (EBITDA)	**$515,373**	**31.0%**	**$306,478**	**22.2%**	**$157,850**	**14.6%**	**$564,899**	**37.6%**

Tab 2 - Monthly Performance at a Glance - My Property vs. Competitive Set

Baymont Inn & Suites Florence   1826 W Lucas St   Florence, SC 29501   Phone: (843) 468-9994

STR # 21461   ChainID: 31038   MgtCo: High-Rise Hotels   Owner: None

For the Month of: August 2021   Date Created: September 18, 2021   Monthly Competitive Set Data Excludes Subject Property



August 2021

	Occupancy (%)			ADR			RevPAR		
	My Prop	Comp Set	Index (MPI)	My Prop	Comp Set	Index (ARI)	My Prop	Comp Set	Index (RGI)
Current Month	62.5	61.3	102.0	56.35	74.42	75.7	35.24	45.62	77.2
Year To Date	63.5	59.8	106.3	59.64	72.09	82.7	37.88	43.08	87.9
Running 3 Month	67.5	66.6	101.4	63.11	76.70	82.3	42.63	51.08	83.5
Running 12 Month	58.5	54.3	107.7	57.25	69.32	82.6	33.49	37.65	88.9

August 2021 vs. 2020 Percent Change (%)

	Occupancy			ADR			RevPAR		
	My Prop	Comp Set	Index (MPI)	My Prop	Comp Set	Index (ARI)	My Prop	Comp Set	Index (RGI)
Current Month	18.1	23.7	-4.6	4.9	17.0	-10.3	23.9	44.8	-14.4
Year To Date	30.5	33.2	-2.0	10.8	15.8	-4.4	44.6	54.2	-6.3
Running 3 Month	20.2	40.5	-14.5	17.0	20.5	-2.9	40.7	69.3	-16.9
Running 12 Month	15.9	14.4	1.3	2.6	7.6	-4.7	19.0	23.2	-3.4

STR Report

Smith Travel
Accommodations
Report



Projected Finacials

1826 W Lucas Lodging - Pro-forma

End of Year		1	2	3	4	5
1	POTENTIAL RENTAL INCOME	$1,849,904	$2,127,390	$2,191,211	$2,256,948	$2,324,656
2	-Vacancy & Credit Losses					
3	EFFECTIVE RENTAL INCOME	$1,849,904	$2,127,390	$2,191,211	$2,256,948	$2,324,656
4	+Other Income (collectable)					
5	GROSS OPERATING INCOME	$1,849,904	$2,127,390	$2,191,211	$2,256,948	$2,324,656
6	TOTAL OPERATING EXPENSES	$1,239,436	$1,425,351	$1,468,112	$1,512,155	$1,557,520
7	NET OPERATING INCOME	$610,468	$702,039	$723,100	$744,793	$767,136
8	-Interest-First Mortgage	$219,041	$216,077	$212,941	$209,624	
9						
10	-Cost Recovery-Improvements	$127,603	$132,943	$132,943	$127,603	
11						
12	-Loan Costs Amortization	$5,167	$5,167	$5,167	$5,167	
13	-					
14	-					
15	REAL ESTATE TAXABLE INCOME	$258,658	$347,852	$372,049	$402,399	
16	Tax Liability (Savings) at 39.0%	$100,877	$135,662	$145,099	$156,936	

CASH FLOW

17	NET OPERATING INCOME (Line 7)	$610,468	$702,039	$723,100	$744,793	
18	-Annual Debt Service	$270,146	$270,146	$270,146	$270,146	
19	-					
20	-					
21	-					
22	CASH FLOW BEFORE TAXES	$340,322	$431,892	$452,953	$474,646	
23	-Tax Liability (Savings) (Line 16)	$100,877	$135,662	$145,099	$156,936	
24	CASH FLOW AFTER TAXES	$239,445	$296,230	$307,854	$317,711	



Projected Finacials

Florence Lodging Investment Partners - Pro-forma

End of Year		1	2	3	4	5
1	POTENTIAL RENTAL INCOME	$166,758	$211,627	$221,948	$232,577	
2	GP Cashflow	$33,352	$42,325	$44,390	$46,515	
3	EFFECTIVE RENTAL INCOME	$133,406	$169,302	$177,558	$186,062	
4						
5	GROSS OPERATING INCOME	$133,406	$169,302	$177,558	$186,062	
6	ASSET MANAGEMENT EXPENSES	$10,000	$10,000	$10,000	$10,000	
7	NET OPERATING INCOME	$123,406	$159,302	$167,558	$176,062	
8						
9						
10						
11						
12						
13	-					
14	-					
15	REAL ESTATE TAXABLE INCOME	$123,406	$159,302	$167,558	$176,062	
16	Tax Liability (Savings) at 39.0%	$48,128	$62,128	$65,348	$68,664	

CASH FLOW

17	NET OPERATING INCOME (Line 7)	$123,406	$159,302	$167,558	$176,062	
18						
19	-					
20	-					
21	-					
22	CASH FLOW BEFORE TAXES	$123,406	$159,302	$167,558	$176,062	
23	-Tax Liability (Savings) (Line 16)	$48,128	$62,128	$65,348	$68,664	
24	CASH FLOW AFTER TAXES	$75,278	$97,174	$102,211	$107,398	

PROJECTED FINACIAL PERFORMANCE



ARCHIMEDEZ INTERNATIONAL

The following pro-forma cash on cash and net operating income projections are estimated based on the historical operating statements and information obtained from due diligence. Actual performance will vary based on external market conditions and actual property performance (Numbers represent Investor Shares)





NOI - $123,406

CoC ROI – 7.75%

2022

NOI - $159,302

CoC ROI – 10.20%

2023

NOI - $167,558

CoC ROI – 10.72%

2024

NOI - $176,062

CoC ROI – 11.27%

2025

Projections for Florence Investment Partners only.

Minimum Investment IRR Projection

Annual NPV and IRR Calculations

EOY	Cash Flows	+	Sale Proceeds
0	($35,000)		
1	$2,764	+	
2	$3,568	+	
3	$3,753	+	
4	$3,943	+	$60,600
5		+	
6		+	
7		+	
8		+	
9		+	
10		+	

NPV Discount Rate	
Net Present Value	
Internal Rate of Return	22.79%

What Are My Next Steps?

How do I Invest in the Deal?





01

Register on the Website

This will allow you to create an investor portal and grant access to the OM

02

Review the Offering

The OM is there for your consideration. Feel free to show your advisors.

03

Click on Invest Now

The subscription documents are aleady formatted for you, Just follow the prompts.

04

Contact a Representative

A rep. can assist you in completing your subscription documents, and answer questions.

Important Contacts

01 Danny Frye, CEO
danny@archintl.net
404-775-0615

02 Michael Glaspie, CFO
Michael@archintl.net
832-613-7289

03 Zeke Richardson, COO
Zeke@archintl.net
910-580-5732

04 Naomi McKinney, Admin
Naomi@archintl.net
678-910-0483



01 David Stahl, Operating Partner
davallshospitality@gmail.com
716-628-9021

02 James Lascara, GP
jplascara@gmail.com
704-649-7861

03 Courtney Warren, Paralegal
Courtneyw@plglp.com

04 Bethany LeFlam, Atorney
Bethany@plglp.com



THANK YOU



ARCHIMEDEZ
INTERNATIONAL

EXHIBIT F

Testing the Waters Materials



Baymont Inn 2.0

Regulation Crowdfunding



TEMPEST22

Baymont Inn
Florence, SC

Goal: $875,000
for Equity
7% Preferred Return
20% Target IRR

INDICATE INTEREST

Start Date January 1, 2024

End Date February 10, 2024

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

The Deal Shop Talk Local Buzz Q&A

Why fund our local story

➤ Our Management Team has generated $12M+ in profits for investors on exits from nearly $30M in property sold

➤ We acquired the property, investing $875k + debt capital to bring the hotel from failing to profitable. $900k in this raise aims to make this hotel thrive.

➤ Targeting a 7% preferred return and 20%+ IRR

➤ Investing provides early access to potential future Tempest 22 offerings

➤ Contributing to the city of Florence and creating a community-owned brand

➤ Tempest 22 is a veteran-owned business

♡ INDICATE INTEREST

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

Overview

What We Value

Investor Alignment:

We have invested personal funds in every one of our current projects, including $150k into the Baymont Inn. We want to win together.

Our Country:

We are a Veteran owned business. We are removing the high financial barrier to entry for real estate investment so that no one has to decide between financial security and serving their country or community.

Experience:

- Managed over $180m in hotel transactions.

- We come from the Military Special Operations community and are experts at building teams that get results.

- We built our proven process with 3rd generation Hoteliers with over 50 years of experience getting results in this industry.

What we do

We buy underperforming hotels...

Then we bring in the A-team to turn things around.

For this project (Florence). We acquired the failing Baymont Inn in Florence, South Carolina (right off I-95) in November 2022.

Immediately we turned the business around, giving the staff and the property support and care, streamlining operations, and completing long overdue maintenance.

The pool, for example:

Before...



After initial improvements...



Our actions have increased the value of the property from $4.4M to $6M+ and we're just getting started. We moved this hotel off life-support but the real value is in making bigger property improvements that are estimated to more than double the property's value.

Here's our plan to turn a $4.4M acquisition into a targeted $10M exit price.

Through this community equity raise, we are seeking an additional $900k to make improvements to the property that we believe will take this hotel from surviving to thriving.

Our property improvement plan (PIP) has been vetted by a major national hotel brand to ensure every expense is essential and every improvement is optimal. With this approval, the hotel can re-flag to this same major brand once the project is complete, allowing us to raise the rates and be the most competitive in the market.

Our Hotel Management team led by David Stahl runs the day-to-day operations for the properties. David and his team are third-generation hotel professionals who have successfully acquired, operated, and sold hotels over 25 times. While we can't tell you exactly how the sausage is made, we can share David's 3 step process for effective hotel turnarounds:

1. Increase occupancy through focused, efficient marketing

2. Make the right property improvements based on what creates ROI

3. Care about staff, treat them well, and develop them

The results??...



WE TURN THIS



Into This

Our Team's First Project together, Baymont Wyndham in Jesup, GA is outperforming our projections.



Our second project, the Ahoskie Inn, is off to a fantastic start, outpacing our planning estimates as well:



Ahoske Inn

22 Deal #2

8% annual cash-on-cash (and rising)

20%+ IRR on track

100% of the targeted raise complete

The more projects Tempest 22 completes the more we establish this team and strategy as a winning combination. We have two additional properties in the Tempest 22 portfolio and a pipeline of 50+ others going through our screening process.

Why Now?

COVID-19 had a tremendous impact on the hospitality sector, especially in the six months following the initial outbreak in March 2020. As of August 2020, 80% of all hotel loans were in jeopardy of default and 50% of all hotel loans were expected to go into foreclosure, according to HotelManagement.net

These unique market conditions have created a rare opportunity for investors to partner with experienced operators on a large inventory of needed turn-arounds.


23.4% Increase in consumer spending on hotels & motels from Q1 2020*


85% Number of US companies conducting business travel in April 2022, up from 65% in January 2022**


60% Americans planning at least one summer trip, 35% expect to travel more this summer compared to last summer**

*According to US Bureau of Economic Analysis
**According to US Travel Association

Why Here?

★ **Tourism** - Florence is approximately halfway from New York to Miami on I-95, the busiest highway on the eastern seaboard.

★ **Business Travel** - Florence is the regional hub for well-known companies including Truist Bank, Duke Energy, AT&T, and Otis Elevator, among many others.

★ **Growing Market** – Major Manufacturers continue to flock to

Florence to join General Electric, Honda, and others who benefit from two interstates and favorable state regulations

Investment Summary

Targeted returns for this raise:

- **7% Annual Preferred Return** paid quarterly

- **20% Annualized IRR – anticipated exit in 3-5 years**

Our People



David Stahl, Operating Partner

25+ Years experience as a Management Executive in the hospitality industry. Graduated from Cornell University School of Hotel Administration.



James Lascara, General Partner

James Lascara is a licensed real estate agent in Florida, the owner and founder of Lascara Real Estate LLC, an active real estate investor with over $5M of real estate Assets Under Management (AUM), and conducted more than $3M of real estate sales volume in 2021. James holds a Bachelor's Degree from the US Naval Academy in Ocean Engineering.



Danny Frye, CEO

Danny Frye retired from the U.S. Army special operations. Following his career in the military, Danny pursued his passions in Real Estate as an investor and broker. During his first year in Real Estate, Danny co-founded Paradise Capital Investments, LLC; was awarded Rookie of the Year for EXIT Realty Preferred; and was selected by Top 100 Magazine, as one of the Top 100 People in Real Estate. Danny attributes his leadership and vision to extensive experience in strategic and operational planning in the military. He is currently writing a book on Financial Literacy and Wealth Accumulation.



Octavio Mota, COO

Octavio is a 1st generation born American from a Hispanic family and a 14 year Army and Air Force Veteran. He owns multiple successful businesses including real estate, logistics, luxury car rentals, and government contracting which allowed him to become an accredited investor at the age of 25. Octavio's experience as an operational commander and business executive has given him a unique expertise as T22's COO.



Adit Shah, CFO

Adit Shah is a 6-year Navy Veteran, having served on the USS Carl Vinson during Operation Inherent Resolve and the USS McClusky. After the military, Adit applied his deployment style operational tempo and commitment to excellence to value add and infill development residential real estate opportunities in San Diego CA. With a strong background in property improvement and rehab, Adit thrives at taking assets to their highest and best use, finding creative solutions to add value while delivering exceptional returns.

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Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



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1708-C Augusta St. #115
Greenville, SC29605

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EXHIBIT G

Company Operating Agreement

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT
of
FLORENCE LODGING INVESTMENT PARTNERS, LLC
a South Carolina limited liability company

This Fourth Amended and Restated Operating Agreement of Florence Lodging Investment Partners, LLC is intended to replace, in its entirety, all previous Amended and Restated Operating Agreements of the Company. This Fourth Amended and Restated Operating Agreement is made and entered into effective as of February 5, 2024, by and among the Manager(s) and the several persons whose names and addresses are set forth in *Exhibit "1"* attached hereto and incorporated herein by reference, and whose signatures appear on the counterpart signature pages attached hereto, and any other Person who shall hereafter execute this Agreement as a Member of Florence Lodging Investment Partners, LLC, pursuant to and in accordance with the South Carolina Limited Liability Company Act, as amended from time to time.

W I T N E S S E T H

WHEREAS the parties hereto, wishing to form and become members of a limited liability company called Florence Lodging Investment Partners, LLC under and pursuant to the laws of the State of South Carolina, have caused the initial Articles of Organization of the Company to be executed and filed with the South Carolina Secretary of State; and

WHEREAS the parties agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations and activities of the Company, shall be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1   Certain Definitions. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1:

      1.1.1   "Act" means the South Carolina Limited Liability Company Act, as from time to time in effect in the State of South Carolina, or any corresponding provision(s) of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

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1.1.2   "Acquisition Fee" means a one-time acquisition fee of four percent (4.0%) of the amount the Company paid to purchase the Property, which shall be paid to Manager at closing of the purchase of the Property.

1.1.3   "Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "Limited Liability Company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or Limited Liability Company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.1.4   "Agreement" or "Operating Agreement" means this Second Amended and Restated Operating Agreement, as originally executed and as amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

1.1.5   "Articles of Organization" means the Articles of Organization of the Company, as originally filed with the South Carolina Secretary of State and as amended, modified or supplemented from time to time.

1.1.6   "Asset Management Fee" means an asset management fee equal to the amount of the Company's operating expenses as determined by the Manager. The Asset Management Fee shall be used to pay for all the operating expenses of the Company, including tax preparation, administrative expenses, entity renewals, etc.

1.1.7   "Assignee" means any transferee of a Member's Interest who has not been admitted as a Member of the Company in accordance with Section 9.4.

1.1.8   "Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition in bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him or it in any proceeding of a nature described in this subsection 1.1.7; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his or its properties; or (vii) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his or its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated.

1.1.9 "Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b) for each Member pursuant to Section 5.2 hereof.

1.1.10 "Capital Contributions" means the contributions made by the Members to the Company pursuant to Sections 6.1 or 6.4 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

1.1.11 "Capital Transaction Event" means the sale or refinance of the Property, or sale of substantially all of the assets of the Property or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

1.1.12 "Class A Interest" means an Interest which is held by a Class A-1 or Class A-2 Member, identified as such in *Exhibit "1"*.

1.1.13 "Class A-1 Interest" means an Interest which is held by a Class A-1 Member, identified as such in *Exhibit "1"*.

1.1.14 "Class A-2 Interest" means an Interest which is held by a Class A-2 Member, identified as such in *Exhibit "1"*.

1.1.15 "Class A Member(s)" means collectively, the holder(s) of Class A-1 and Class A-2 Interests.

1.1.16 "Class A-1 Member(s)" means the holder(s) of Class A-1 Interests.

1.1.17 "Class A-2 Member(s)" means the holder(s) of Class A-2 Interests.

1.1.18 "Class B Interest" means an Interest that is held by a Class B Member, identified as such in *Exhibit "1*."

1.1.19 "Class B Member" means the holders of Class B Interests.

1.1.20 "Class CF Interest" means an Interest which is held by a Class CF Member, identified as such in *Exhibit "1"*.

1.1.21 "Class CF Member(s)" means the holder(s) of Class CF Interests.

1.1.22 "Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

1.1.23	"Company" means Florence Lodging Investment Partners, LLC, a South Carolina limited liability company.

1.1.24	"Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

1.1.25	"Interest" or "Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction or credit of the Company, as set forth in *Exhibit "2"* attached hereto and incorporated herein by reference, subject to the Preferred Allocation schedule contained in *Exhibit "4."*

1.1.26	"Manager" or "Managers" means the Persons who are elected as Manager of the Company pursuant to Section 4.6 of this Agreement. The Manager(s) shall be Tempest 22, LLC, LLC and Lascara Real Estate LLC.

1.1.27	"Member" means any Person who (i) is one of the original Members of the Company which are parties to this Agreement and listed as such in *Exhibit "1"*, or (ii) has been admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

1.1.28	"Net Capital Proceeds" means the excess of the sale or re-finance revenue of the Company relating to the 49% ownership of the Property over the Capital Transaction fee and any costs to the Company incident to the sale of the Property.

1.1.29	"Net Cash Flow" means the excess of all cash revenues of the Company relating to the 49% ownership and operations of the Property other than revenue attributable to a Capital Transaction Event, over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) any amounts added to Reserves during such fiscal period and (ii) the Asset Management Fee, and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period. "Offering" means the exempt securities offering that the Company is offering to Class A and Class CF Members to purchase the Property.

1.1.30	"Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

1.1.31	"Preferred Allocation" means the preferred allocation provided to the Members as outlined in *Exhibit "4."*

1.1.32   "Preferred Return" means a non-compounded per annum return of seven percent (7%) based on Class A and Class CF Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. The Preferred Return shall be paid from Net Cash Flows on a quarterly basis. The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Preferred Return deficiencies will roll over to the following year. The Preferred Return allocation is on Net Cash Flow only and does not extend to Net Capital Proceeds although Preferred Return deficiencies that accrue, may be distributed from Net Capital Proceeds.

1.1.33   "Property" means the means the hotel, located at 1826 West Lucas Street, Florence, South Carolina 29501, which the Company intends to acquire.

1.1.34   "Reserves" means the reasonable reserves established and maintained from time to time by the Manager, in amounts reasonably considered adequate and sufficient from time to time by the Manager to pay Prospective Investor distributions, taxes, fees, insurances or other costs and expenses incident to the Company's business.

1.1.35   "Single-Purpose Entity" means the Company will: (a) not engage in any business or activity, other than the ownership, operation and maintenance of the Property and activities incidental thereto; (b) not acquire, own, hold, lease, operate, manage, maintain, develop or improve any assets other than the Property as may be necessary for the operation of the Property and will conduct and operate its business as presently conducted and operated; (c) preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation or organization and will do all things necessary to observe organizational formalities; (d) not merge or consolidate with any other natural person or form of entity; (e) not take any action to dissolve, wind-up, terminate or liquidate in whole or in part; to sell, transfer or otherwise dispose of all or substantially all of its assets; issue additional partnership, membership or other equity interests, as applicable, or seek to accomplish any of the foregoing; and (f) not maintain its assets in a way difficult to segregate and identify.

1.1.36   "Tax Matters Member" has the meaning set forth in subsection 7.4.4 hereof.

1.1.37   "Unrecovered Capital Contribution" shall mean Class A and Class CF Member's initial capital contributions minus any return of capital from Net Capital Proceeds. In this Offering, Sponsors have elected to treat quarterly distributions from Net Cash Flow as a return on investment and returns from Net Capital Proceeds as a return of capital.

1.1.38   "Vote" means one vote for every Percentage Interest and includes written consent.

Section 1.2   Forms of Pronouns; Number; Construction.   Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders.

Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections and subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE 2
ORGANIZATION

Section 2.1   Formation. The Members have formed the Company as a limited liability company under and pursuant to the provisions of the Act. The Members hereby agree that the Company shall be governed by the terms and conditions of this Agreement.

Section 2.2   Name and Office. The name of the Company shall be Florence Lodging Investment Partners, LLC. All business of the Company shall be conducted under such name and title, and all property, real, personal, or mixed, owned by or leased by the Company shall be held in such name or in the name of a wholly owned subsidiary, which may be created at the request of the lender or for asset protection purposes to protect investor funds. The principal mailing address of the Company shall be 3225 McLeod Dr., Suite 100 Las Vegas, Nevada 89121. The Company may have offices and places of business as the Manager may from time to time designate.

Section 2.3   Registered Agent. The Company may have such offices and places of business as the Manager may from time to time designate. The name and address of the Company's registered agent shall be as set forth in the Company's Articles of Organization until such time as the registered office is changed by the Manager in accordance with the Act.

Section 2.4   Purpose of the Company. The Company is organized for the following objects and purposes:

> *"raise monies to enable the Company to purchase the Property and subsequently operate, increase the value, and sell the Property for a profit."*

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of the Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the State of South Carolina and any other State the Manager deems in the best interest of the Company.

Notwithstanding the foregoing or any other provision hereof to the contrary, until all indebtedness in connection with the Company's loan secured by a security interest on the Property, is paid-in-full, the Company will remain a Single Purpose Entity.

Section 2.5   Filings. The Manager has caused, or shall promptly cause, the execution and delivery of such documents and performance of such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification and operation of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

Section 2.6   Effective Date; Term. This Agreement shall be effective as of the date set forth in the preamble of this Agreement. The term of the Company commenced, and the Company commenced its business, on the date on which the Articles of Organization was filed with the South Carolina Secretary of State and shall continue in perpetuity, unless sooner terminated pursuant to the provisions hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization.

ARTICLE 3
MEMBERS; LIMITED LIABILITY OF MEMBERS

Section 3.1 **Members**. Each of the parties to this Agreement (other than the initial Manager), and each Person admitted as a Member of the Company pursuant to the Act and Section 9.4 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Articles of Organization, or this Agreement. Upon the admission of any new Member, *Exhibit "1"* attached hereto shall be amended accordingly.

Section 3.2 **Limited Liability**. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 3.3 **Certificates Evidencing Interests**. The Company may issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Interest of such Member, which signature may be a facsimile. If a certificate for registered interests is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 3.4 **Classes of Members**.

The Company shall have four (4) classes of Members: Class A-1 Members, Class A-2 Members, Class B Members, and Class CF Members. Each such class of members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement. The names of the Members shall be set forth in *Exhibit "1"* attached hereto and incorporated herein by reference, as amended from time to time. Any person may simultaneously hold more than one class of membership.

Section 3.5 **Voting Rights**.

3.5.1 Except as may otherwise be provided in this Agreement or the Act or the Articles of Organization, each of the Class A and Class CF Members hereby waives his, her, or its right to vote on any matters, other than those set in Section 3.5.2 and Section 3.5.3 below. All other decisions will rest with the Manager, as outlined in Section 4.1 below.

3.5.2 Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a majority of the Percentage Interests of each class voting as a class represented and voting at a duly held meeting at which a quorum of each class is present (which Members voting affirmatively shall constitute at least a majority of the required quorum) shall be required to:

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(a)   approve any loan to any Manager or any guarantee of a Manager's obligations;

(b)   amend this Agreement in such a way that would result in a negative change to the Preferred Allocation as outlined in the private placement memorandum found in Company's Offering documents or adversely affect the rights, or the interest in the capital, distributions, profits, or losses of any Class A and Class CF Member as outlined in the Company's Offering documents, reviewed and executed contemporaneously with this Agreement.

3.5.3.   Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a three-quarters majority of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is present shall be required to remove the Manager for cause pursuant to Section 4.6.2. below;

3.5.4   Unless a record date for voting purposes has been fixed as provided in Section 3.11 of this Agreement, only Persons whose names are listed as Members on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 3.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Member at any meeting at which such election or removal is to be considered and before the voting begins.

3.5.5   Without limiting the preceding provisions of this Section 3.5, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 9.4, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 6.1.

Section 3.6   Place of Meetings. All meetings of the Members shall be held at any place within or without the State of South Carolina that may be designated by the Manager. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 3.7   Meetings of Members. Annual meeting of Members shall not be required. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than seventy percent (70%) of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

3.7.1   The place, date and hour of the meeting; and

3.7.2   Those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

Section 3.8   **Quorum**. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

Section 3.9   **Waiver of Notice.** The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in subsections 3.5.2 – 3.5.3 of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 3.10   **Action by Members Without a Meeting**. The Manager may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Members having not less than the minimum number of votes that would be necessary to elect or remove such Manager in accordance with Section 4.6; in addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class B Member having not less than the minimum number of votes that would be necessary to elect such Manager in accordance with Section 4.6. Notice of such election shall be promptly given to non-consenting Members.

Any other action which, under any provision of the Act or the Articles of Organization or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval of any of the matters set forth in subsection 3.5.2 without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least five (5) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, or the Member's proxy-holders, or a personal representative of the Member or their respective proxy-holders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 3.11 Record Date. The Manager or, if there are no Manager then in office, the Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by statute or in the Articles of Organization or this Agreement.

If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given

Section 3.12 Members May Participate in Other Activities. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or affiliate entity.

Section 3.13   Members Are Not Agents. Pursuant to Section 4.1 of this Agreement, the management of the Company is vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Articles of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 3.14   Transactions of Members with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE 4
MANAGEMENT OF THE COMPANY

Section 4.1   Management and Operations. Subject to the provisions of the Act and any limitations in the Articles of Organization and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exercised by or under the direction of the Manager which shall run the day-to day operations and conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Articles of Organization or with this Agreement, and to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

Section 4.2   Duties and Conflicts.

(a)   The Manager shall devote such time to the Company's business as it, in its sole discretion, may deem to be necessary or desirable in connection with the Manager's responsibilities and duties hereunder.

(b)   The Manager shall not be liable to the Company or any Member for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company; for losses due to such action or inaction; or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged or retained with reasonable care. The Manager may consult with counsel and accountants on matters relating to the Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 4.2 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (a) as a result of recklessness or intentional wrongdoing, or (b) to the extent that such liability may not be waived, modified or limited under applicable law.

(c)   Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

Section 4.3   Agency Authority of Manager. If more than one Manager holds office, then any of them shall be authorized to sign checks, contracts and obligations on behalf of the Company. Any Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts.

Section 4.4   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

Section 4.5   Number and Qualifications of Managers. The authorized number of managers that shall constitute the managers shall be not less than one (1) nor more than three (3). Subject to the provisions of the Act, any limitations set forth in this Agreement (including the terms of Section 2.4 hereof) and any limitations in the Articles of Organization, the authorized number of managers may be changed from time to time by the Manager. The exact number of managers shall be fixed from time to time, within the limits specified in this Section 4.5, by the managers then in office. The number of managers comprising the managers shall initially be one (1). A Manager may, but need not, be Members of the Company.

Section 4.6   Election and Removal of Manager.

4.6.1   The Manager shall be elected by the vote of Members holding not less than a majority of the Class B Interests pursuant to Section 3.10 of this Agreement. Except as otherwise provided by the Act or the Articles of Organization, each Manager, including a Manager elected to fill a vacancy, shall hold office until such Manager's death, Bankruptcy, mental incompetence, resignation or removal.

4.6.2   Any Manager may be removed for Cause upon the vote of not less than a three-quarters majority of the Percentage Interests of the Company as a whole. In the event of removal for Cause, the removal shall be effective sixty (60) days following the vote. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(a)   A Manager is declared insolvent or bankrupt, or makes an assignment for the benefit of creditors, or a receiver is appointed or any proceeding is demanded by, for or against the other under any provision of the Federal Bankruptcy Act or any amendment thereof which is not removed within sixty (60) days after notice from the Company;

(b)   The willful and continued failure of a Manager to substantially perform that party's customary duties (other than due to such party's death or incapacity due to physical or mental illness), the reckless disregard of the performance of such party's duties, or the willful engaging by the breaching party in gross misconduct which is materially injurious to the other party, monetarily or otherwise;

(c)   If an individual, the inability of a Manager to perform his duties hereunder by reason of illness, or physical or mental incapacity of any kind, for a period of more than sixty (60) days. If disputed by the Manager, the Manager shall submit to a medical examination by a qualified medical doctor selected by the Company to determine the Manager's ability to perform his duties; or

(d)   Any actions by a Manager causing or resulting in either of the following:

(1)   Conviction, whether as a result of a guilty plea, a plea of nolo contendere or a verdict of guilty, of a felony, or of any criminal offense involving moral turpitude such as rape, statutory rape, fraud, embezzlement, gross sexual imposition, theft or offenses of similar import; or

(2)   Misrepresentation or false, misleading, inaccurate statements of material facts in connection with the rendering of services as a Manager.

Section 4.7   Vacancies; Resignations.

4.7.1   A vacancy shall be deemed to exist in case of the death, Bankruptcy, mental incompetence, resignation or removal of any Manager, if the authorized number of managers be increased, or if the Members fail, at any meeting of the Members at which any manager or managers are to be elected, to elect the full authorized number of managers to be voted for at that meeting.

4.7.2   All Manager vacancies shall be filled by majority Class B Member Vote.

4.7.3   Any Manager may resign effective upon giving thirty (30) days' written notice to the Members of the Company, unless the notice specifies a later time for the effectiveness of such resignation. A majority of the other managers then in office, or failing such action the Members, shall have power to elect a successor to take office when the resignation is to become effective.

Section 4.8   Initial Manager. The name of the initial Manager(s) to hold office from and after the date of this Agreement, is Tempest 22, LLC and Lascara Real Estate LLC.

Section 4.9   Managers May Engage in Other Activities. The Manager shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. The Manager shall not be obligated to offer to the Company or to Members any opportunity to participate in any such other business venture, nor shall the Manager be obligated to obtain permission of the Members in order to engage in other activities. Neither the Company nor the Members shall have any right to any income or profit derived from any such other business venture of Manager.

Section 4.10 **Transactions of Managers with the Company**. Subject to any limitations set forth in this Agreement, Manager may lend money to and transact other business with the Company. Subject to other applicable law, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 4.11 Compensation of Manager. The Manager shall be reimbursed for any direct funds or expenses advanced by it prior to or after formation of the Company to the extent that such expenses are incurred or paid directly on behalf of the Company.

The Manager and its Affiliates shall be entitled to collect the following fees:

(a)   The Acquisition Fee.

(b)   The Asset Management Fee.

ARTICLE 5
INTERESTS

Section 5.1   Interests. The Interest of each Member in the Company shall be as set forth in *Exhibit "2"* hereto, subject to the Preferred Allocation schedule contained in *Exhibit "4."*

Section 5.2   Capital Accounts. A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to Sections 6.1 and 6.4, and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member pursuant to Article 7 hereof and all distributions to each Member pursuant to Article 8 hereof. A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Code and the regulations thereunder (including without limitation Section 1.704-1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a)   increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Section 752 of the Code the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(b)   decreased by (i) the amount of money distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Section 752 of the Code such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

(c)   Where Section 704(c) of the Code applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

(d)   When Company property is distributed in kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Section 7701(g) of the Code) on the date of distribution.

(e)   The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder.

Section 5.3   Return of Capital. No Member shall be liable for the return of the capital contributions (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account, to receive interest on such Member's Capital Contributions or Capital Account or to receive any distributions from the Company, except as expressly provided for in this Agreement or under the Act as then in effect.

Section 5.4   Liability. Except as otherwise provided by the Act or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly required by law, a Member, in such Member's capacity as such, shall have no liability in excess of (i) such Member's Capital Account and share of any undistributed profits of the Company, (ii) such Member's obligations to make other payments pursuant to the obligation to make capital contributions to the Company hereunder which shall be an obligation strictly among and enforceable by the Members, and no party shall be a third-party beneficiary thereof, and (iii) the amount of any distributions wrongfully distributed to such Member.

ARTICLE 6
CAPITAL CONTRIBUTIONS, WITHDRAWALS AND LOANS

Section 6.1   Initial Capital Contributions. Each Member shall make the initial capital contributions to the Company (each, an "***Initial Capital Contribution***"), in accordance with the amounts set forth on ***Exhibit "1"*** hereto, as amended from time to time. Upon the making of such contributions, such amounts shall be credited to the Members' respective Capital Accounts. Each Member understands and assumes the risk of investing in the Company and shall be without recourse, including against the Company's assets, should he lose his investment. The Manager shall have discretion as to the date at which the subscriptions for Class A and Class CF Interests shall be closed.

Section 6.2   Non-Member Loans to the Company. The Company may obtain such further funds as it requires for its operations from sources and on terms, which are acceptable to the Manager, subject to the restrictions herein contained. Neither the Company nor any Member shall have any personal liability as a result of any such borrowing unless any of the Members shall agree in writing to be personally liable. Notwithstanding the foregoing, the Company shall not acquire funds pursuant to this Section 6.2 as long as any obligations under the Loan (as defined in that certain Loan Agreement by and between the Company and the lender) remain outstanding.

Section 6.3   Member Loans to the Company. In the event that the Company shall require funds in order to carry out the purposes of the Company and such funds shall not be available from either prior capital contributions of the Members or the proceeds of a third-party loan to the Company, then with consent of the Manager and subject to the restrictions hereof, any Member may, but shall not be required to, loan to the Company such required funds. In the event such a loan is made, the same shall not be considered an increase in the Member's Capital Account or an increase in such Member's share of the profits. Each such loan shall be without recourse and shall be upon such terms as shall be agreed to by the lending Member and shall be evidenced by a promissory note duly executed by the Manager on behalf of the Company and delivered to the lending Member.

Section 6.4   Additional Capital Contributions.

6.4.1   If the Manager at any time or from time to time determines that the Company requires additional Capital Contributions, then the Manager shall give notice to each Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the additional Capital Contribution is required, (iii) each Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section), and (iv) the date each Member's additional Capital Contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. A Member's share of the total additional Capital Contribution shall be equal to the product obtained by multiplying the Member's Percentage Interest and the total additional Capital Contribution required. Each Member's share of the additional Capital Contribution shall be payable in cash or by certified check, or wire transfer.

6.4.2   Notwithstanding anything herein to the contrary, no Member shall be required to make any Additional Capital Contribution to the Company.

6.4.3   If a Member fails to pay when due all or any portion of any additional Capital Contribution required under Section 6.4.1 (each, a "Non-Contributing Member"), then each Member other than any Non-Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial pro rata share of the additional Capital Contribution) its pro rata portion of those amounts that the Non-Contributing Member fails to contribute (the "Remaining Contribution"), and the Manager shall have the right to re-allocate the Percentage Interests based on the then Capital Contributions made by the Contributing Members and Non-Contributing Members.

6.4.4   Each Member shall receive a credit to his/her/its Capital Account in the amount of any additional Capital Contribution which he/she/it makes to the Company and shall receive such other rights as have been approved by the Manager in connection with such additional Capital Contribution in accordance with the terms of this Agreement.

6.4.5   Immediately following any additional Capital Contribution, the Percentage Interests of the Members may be adjusted if the Manager determines that the Percentage Interests of the Members are to be altered as a result of the additional Capital Contribution, and *Exhibit "1"* shall be revised to reflect any such additional Capital Contribution and any such adjustment of the Percentage Interests of the Members. Any revision of *Exhibit "1"* in accordance with the preceding sentence shall require only the consent of the Manager (and not any consent of the Members).

6.4.6   In the event any Remaining Contribution is not fully satisfied by additional Capital Contributions of the Contributing Members, the Manager may, but shall not be required to, contribute to the Company the amount required to satisfy the Remaining Contribution as a loan (a "Contribution Loan") to the Non-Contributing Member. The Manager shall have the option of obtaining a third-party loan or using its own funds to fund the proceeds for any such Contribution Loan. Such Contribution Loan shall not be treated as a Capital Contribution by the Manager or entitle the Manager to a Percentage Interest. The Contribution Loan (or Contribution Loans if more than one), shall each be deemed a loan owing by the Non-Contributing Member to the Manager, as applicable. The Contribution Loan shall be repayable only out of the Net Cash Flow and/or Net Capital Proceeds otherwise distributable to the Non-Contributing Member which shall be paid directly to the Manager, as the case may be and, if more than one, then in proportion to the amounts of their Contribution Loans, until such Manager's Contribution Loan or Contribution Loans, as the case may be, and accrued and unpaid interest thereon have been paid in full. The Contribution Loan shall bear interest at lower of 15% per annum or the maximum rate permitted by law.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS

Section 7.1   Allocations. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service or the courts, and as modified by the capital accounting rules of Section

704(b) of the Code and the Income Tax Regulations thereunder, as applicable, shall be determined as follows:

  7.1.1   _Allocations_. Except as otherwise provided in this <u>Section 7.1</u>:

    (a) items of income, loss, deduction or credit (or items thereof) shall be first allocated among the Members in accordance with the Preferred Allocation outlined in Exhibit "4". Except that items of loss or deduction allocated to any Member pursuant to this Section 7.1 with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his or its Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority:

      (1) first, to those Members who would not be subject to such limitation, in proportion to their Percentage Interests; and

      (2) second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations.

    (b) items of income and gain (or items thereof) shall be first allocated to the Class A and Class CF Members in the same manner that losses were allocated pursuant to Section 7.1.1 (a) in order to reverse any loss allocations.

Subject to the provisions of <u>subsections 7.1.2 – 7.1.11</u>, inclusive, of this Agreement, the items specified in this <u>Section 7.1</u> shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances and thereafter to bring the relationship among the Members' positive Capital Account balances in accord with their pro rata interests.

  7.1.2   <u>Allocations With Respect to Property</u>. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

  7.1.3   <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary in this <u>Section 7.1</u>, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-

2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

7.1.4   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his Capital Account created by such adjustments, allocations or distributions as promptly as possible; *provided* that an allocation pursuant to this Section 7.1.4 shall be made only if and to the extent that a Member would have such a deficit balance after all other allocations provided for in this Article have been tentatively made as if this Section 7.1.4 were not in the Agreement.

7.1.5   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of partnership income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 7.1.5 shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article have been tentatively made as if Section 7.1.4 and this Section 7.1.5 were not in this Agreement.

7.1.6   Depreciation Recapture. Subject to the provisions of Section 704(c) of the Code and subsections 7.1.2 – 7.1.4, inclusive of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

7.1.7   Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Section 704(c) of the Code and subsections 7.1.2 – 7.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

7.1.8   Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under subsection 7.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Section 47 of the Code shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

7.1.9   Change of Pro Rata Interests. Except as provided in subsections 7.1.6 and 7.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members in the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in section 7.1.1 during each such portion of the taxable year in question.

7.1.10   Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to subsections 7.1.3 or 7.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 7.1 so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 7.1 if such special allocations of income or gain under subsection 7.1.3 or 7.1.4 hereof had not occurred.

7.1.11   Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

7.1.12   State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section 7.1.

Section 7.2   **Accounting Matters**. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Manager is most appropriate; provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

Section 7.3   Fiscal Year. The Company's fiscal year shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 7.4   Tax Status and Returns.

7.4.1   The Company shall file as a partnership for Federal income tax purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

7.4.2   The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority, and shall make timely filing thereof. Within ninety (90) days after the end of each calendar year, the Manager shall prepare or cause to be prepared and delivered to each Member a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare such Member's federal, state and local income tax returns in accordance with applicable law then prevailing.

7.4.3   Quarterly financial statements (including a "Balance Sheet" and "Income Statement") shall be provided to all Members within 30 days from the end of the reporting quarter. Distribution of quarterly reports by the Manager will begin at the end of the month after 90 days following the close of an acquisition of the property to which the reports pertain. The Manager is not required to have the financial statements audited, reviewed or compiled. The financial statements are not required to use GAAP accounting.

7.4.4   Unless otherwise provided by the Code or the Income Tax Regulations thereunder, William Daniel Frye shall be the "Partnership Representative," as such term is used in Code Section 6223 (the "Partnership Representative"). William Daniel Frye shall make all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections (including the election under Section 754 of the Code), the positions to be taken on the Company's tax returns and the settlement, further contest or litigation of any audit matters raised by the Internal Revenue Service or any other taxing authority.

7.4.5   The Tax Matters Member shall be the "Partnership Representative" for U.S. federal income tax purposes.

(a)   The Partnership Representative shall have all of the authority, duties and responsibilities as set forth in Code §§ 6221 – 6241 and the regulations thereunder (the "Partnership Audit Rules") including but not limited to elections related to an audit; matters arising from the audit; the audit proceedings, including receiving notices of the commencement of an audit and requests for information; providing information to the IRS with regards to the audit; meeting with IRS personnel to discuss and settle the audit; extending the statute of limitations for the Members and the Company; binding the Company and the Members to a settlement with respect to the audit matters; electing not to contest the notice of final Company adjustments in court or to contest all or any portion of the matter in court and to choose the court forum; filing an election out; making decisions regarding the payment of the imputed underpayment; making a push-out election; entering into a closing agreement with the IRS; requesting multiple imputed underpayments; filing an Administrative Adjustment Request (AAR); and deciding whether to settle with IRS appeals or to settle litigation and whether to appeal an adverse court decision.

(b)   The Partnership Representative must accept such appointment in writing if desired by the Manager and provide a written confirmation to the partnership that it satisfies the substantial presence requirement of Code § 6223(a) and the regulations thereunder. A Partnership Representative shall serve until his, her, or its death, resignation, incapacity, bankruptcy, revocation/removal, or a determination by the Internal Revenue Service that the designation is not effective.

(c)   The Partnership Representative, may with the consent of the Manager, timely file such election forms, statements and other information required by the Partnership Audit Rule to make the push-out election, as provided in Code Section 6226.

(d)   Resignation. A Partnership Representative may resign at any time by giving written notice to the Manager. The resignation of the Partnership Representative shall take effect upon the appointment of a successor Partnership Representative or at such other time agreed upon by the Manager. The resigning Partnership Representative shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such resignation is not effective for purposes of the Partnership Audit Rules, the resigning Partnership Representative shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such resignation is effective for purposes of the Partnership Audit Rules.

(e)   Revocation of Designation. The designation of Partnership Representative may be revoked with or without cause by a written notice from the Manager. The Partnership Representative whose designation has been revoked shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such revocation is not effective for purposes of the Partnership Audit Rules and in any event prior to the effective appointment of a successor, the Partnership Representative whose designation has been revoked shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such revocation is effective for purposes of the Partnership Audit Rules.

(f)   Vacancies. If there is a vacancy in the position of Partnership Representative, a successor Partnership Representative shall be designated by the Manager.

(g)   Compensation. The Partnership Representative may receive reasonable compensation for the services rendered, to be determined by the Manager.

(h)   Costs, Expenses and Professional Fees. The Company shall reimburse the Partnership Representative for all costs and expenses reasonably incurred in connection with his/her/its actions under the Partnership Audit Rules. The Partnership Representative is hereby authorized to engage professionals, experts and advisors in connection with its performance of its duties under the Partnership Audit Rules and incur costs, expenses, professional and other fee on behalf of the Company. The Partnership Representative shall obtain approval of the Manager in advance of incurring any expense in excess of $10,000 in connection with the engaging professionals, experts, advisors, audits, appeal, and litigation through all appeals.

(i)   Standard of Care. The Partnership Representative shall act in good faith and shall use commercially reasonable best efforts to carry out the duties, authority and responsibilities set forth in this Agreement and the Partnership Audit Rules. The Partnership Representative does not, in any way, guarantee the results of any Company audit. The Partnership Representative shall have no conflict of interest that would violate his/her/its fiduciary duties to the Company. The Partnership Representative shall be subject to a confidentiality requirement.

(j)   Partnership Representative Has No Exclusive Duty to Company. The Partnership Representative shall not be required to act in such capacity as his/her/its sole and exclusive function. The Partnership Representative shall devote such time to this position as is commercially reasonable to fulfill her obligations, responsibilities and duties.

(k)   Correction of Economic Distortions. The Members intend that the economic consequences of an imputed underpayment for any reviewed year shall be borne by the Members in the same manner as if the adjustments had been correctly reported on the reviewed year Membership return. Therefore, notwithstanding anything to the contrary herein, the Partnership Representative shall cause the Company to make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's capital account balance at the end of the adjustment year is to the extent possible, equal to the capital balance such Members would have had if all Company items in the reviewed year had been allocated to the Members in accordance with the adjustments as determined by the notice of final Membership adjustments, any settlement with the IRS, the Justice Department or the final court decision, whichever is applicable. In addition, the Manager shall have the authority to require reviewed year Members who have transferred their Interests to reimburse the Company for the imputed underpayment.

(l)   Limitation on Authority of Partnership Representative. Notwithstanding anything to the contrary herein, the Partnership Representative shall not make any material agreements with the Internal Revenue Service (IRS) (including waivers of statute of limitations), election, settlement or take any actions to settle or to litigate any adjustments set forth in the notice of final partnership adjustment under the Partnership Audit Rules without the written consent of the Manager. The Partnership Representative must receive the prior approval of the Manager prior to filling all protest, court filings, settlements, etc., and other written communications with the IRS.

(m)   Duties Owed by the Members to the Partnership Representative. Each Member hereby covenants and agrees to promptly provide the Partnership Representative with all information regarding the Member's tax returns and tax liabilities as requested from time to time, including but not limited to proof that the Member has filed an amended return and paid any resulting tax, the Member's address, taxpayer identification number and current contact information, the Member's status as a tax- exempt Member, the tax rate applicable to the Member and the Member's status as an eligible Member. The Member's obligations hereunder shall continue notwithstanding the Member ceasing to be a Member whether resulting from a transfer, sale, withdrawal or other disposition of his/her/its Interests. Each Member shall notify the Partnership Representative of any inconsistent treatment of any Membership item on the Member's return and of any settlement with the IRS regarding any Membership items.

(n)   Reliance on Advice. The Partnership Representative may rely on the services and advice of attorneys, accountants and other professional advisors or experts. The Partnership Representative shall not be liable to the Company or to any Member for damages, losses, or costs, any loss of value or any liability arising from such reliance.

(o)   Binding Effect of Actions by Partnership Representative. The Company and the Members hereby agree and acknowledge that (a) the actions of the Partnership Representative in connection with the Partnership Audit Rules shall be binding on the Company and the Members; and (b) neither the Company nor the Members have any right to contact the IRS or participate in an audit or proceedings under the Partnership Audit Rules.

(p)   Communications to Members. The Partnership Representative shall provide reports to the Members on a reasonable basis to keep them reasonably informed of the status, issues and resolution of any Company income tax audit. The Partnership Representative shall provide the Manager and all Members with copies of all notices from the IRS within 7 calendar days of receipt. The Partnership Representative is required to inform the Manager, within 72 hours of setting any/all meetings with the IRS. The Partnership Representative shall regularly update the Manager of the progress of the audit and any court proceeding. The Partnership Representative shall submit periodic written reports to the Manager concerning the status of the Company audit.

(q) Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members.

ARTICLE 8
DISTRIBUTIONS

Section 8.1   Distributions.

8.1.1   Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager shall distribute the Net Cash Flow and Net Capital Proceeds to the Members not less often than quarterly in accordance with the Preferred Allocation outlined in Exhibit "4".

8.1.2   Without limiting the generality of subsection 8.1.1, if and to the extent that the Company is earning income which will result in the Members being subject to income tax on their distributive share of the Company's income, minimum distributions shall be made to the Members in such amounts and at such times (but in no event later than March 31st each year) as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the Company. For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Percentage Interests. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less.

Section 8.2   Form of Distributions. No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind.

Section 8.3   Withholding from Distributions. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

Section 8.4   754 Election. In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Section 754 of the Code and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the Code and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE 9
TRANSFER OF COMPANY INTERESTS

Section 9.1   No Transfer. No Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may sell, assign, transfer, give, hypothecate or otherwise encumber (any such sale, assignment, transfer, gift, hypothecation or encumbrance being hereinafter referred to as a "Transfer"), directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership or other entity (each an "Intermediary"), except as hereinafter set forth in this Article 9 or otherwise with the consent of the Manager. Any Transfer of any interest in the Company or an Intermediary in contravention of this Article 9 shall be null and void. No Member, without the prior written consent of the Manager (other than the retiring or withdrawing Member), shall retire or withdraw from the Company, except as a result of such Member's death, disability, insanity, incompetency or the final adjudication of such Member as a Bankrupt. Notwithstanding anything contained in this Article 9, no Transfer shall be permissible if such transfer contravenes and/or violates the terms of the "Mortgage Loan" (as defined in the Property mortgage documents).

Section 9.2   Permitted Transfers.

9.2.1   Any Member may, from time to time and in its sole discretion, Transfer its Interest, in whole or in part, to (i) any Affiliate of such Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as hereinafter defined) (a "Family Trust") so long as the transferring Member is the sole trustee of such Family Trust. As used in this Article 9, the term "Immediate Family" shall mean any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual. Notwithstanding the foregoing, no Member shall make any Transfer of any of its Interest, or permit any indirect Transfer of any of its Interest, that would result in the Company being in breach of its Single Asset Entity obligations set forth in Section 2.4. All Transfers requested by any Member shall be at the expense of the Transferring Member who shall pay for all costs associated with the transfer, including, but not limited to attorney fees.

9.2.2   Any transferee referred to in clause 9.2.1 above shall become a Member of the Company.

9.2.3   In the event that (i) a Member Transfers its Interest, pursuant to this Section 9.2, to a limited liability company controlled by such Member or to a Family Trust, and (ii) at any time thereafter, such Member ceases to control the transferee limited liability company, or such Member ceases to be the sole trustee of the transferee Family Trust (each, a "Triggering Event"), the Company shall have the option to purchase such transferee's Interest for the fair market value of such Interest determined as of the date of the Triggering Event. The Company shall provide written notice to the transferee of its election to exercise its option to purchase the Interest within sixty (60) days after the Triggering Event, on which date such option shall expire. The fair market value of the Interest shall be determined in accordance with the fair market valuation procedure discussed in Section 9.7 hereto.

9.2.4   Notwithstanding anything in the contrary, any transfer that would result in a violation of any document required to obtain a loan for the Property is prohibited.

Section 9.3   Succession by Operation of Law. In the event of the death or incapacity of an individual Member or in the event of the involuntary merger, consolidation, dissolution or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Interest, shall, subject to the remaining provisions of this Article 9, pass to such Member's personal representative, heir or distributee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual. Upon and contemporaneously with any such transfer of a Member's Interest by operation of law, the Company shall purchase from the transferee of such Interest, and the transferee shall sell to the Company for a purchase price of $1 for each percentage of the Interest transferred, all rights and interests of the transferee in the Company, other than the right to its share of the Company's distributions and allocations, including such transferee's right, if any, to vote and participate in the management of the Company, except those rights that cannot be waived by an assignee of an economic interest in the Company pursuant to the Act.

Section 9.4   New Members. Notwithstanding Section 9.2 hereof, no person or entity, not then a Member, shall become a Member hereunder under any of the provisions hereof unless such person or entity shall expressly assume and agree to be bound by all of the terms and conditions of this Agreement. Each such person or entity shall also cause to be delivered to the Company, at his or its sole cost and expense, a favorable opinion of legal counsel reasonably acceptable to the Manager, to the effect that (a) the contemplated Transfer of such Company Interest to such person or entity does not violate any applicable securities law, (b) that such person or entity has the legal right, power and capacity to own the Interest, and (c) that the contemplated Transfer will not cause a termination of the Company within the meaning of Section 708 of the Code or that such termination would not have material adverse tax consequences for the non-transferring Members. All reasonable costs and expenses incurred by the Company in connection with any Transfer of an Interest and, if applicable, the admission of a person or entity as a Member hereunder, shall be paid by the transferor. Upon compliance with all provisions hereof applicable to such person or entity becoming a Member, all other Members agree to execute and deliver such amendments hereto as are necessary to constitute such person or entity a Member of the Company.

Section 9.5 **Rights of New Members**. Notwithstanding anything to the contrary in this Agreement, (a) a transferee of a Member's Interest in the Company pursuant to a Transfer under this Article 9 (other than pursuant to Section 9.2 hereof) shall be admitted to the Company as a Member with respect to such Member's Interest only with the written consent of the Manager, it being understood that the giving or withholding of such consent shall be within the sole and absolute discretion of the Manager, (b) until and unless such transferee is admitted as a Member, such transferee shall be entitled to its share of the Company's distributions and allocations but shall not have any other rights or privileges of a Member, except as otherwise required by this Agreement or the Act, and (c) until and unless such transferee is admitted as a Member, the transferor shall not cease to be a Member of the Company and shall continue to be a Member until such time as the transferee is admitted as a Member under this Agreement.

Section 9.6 **Right of First Refusal**. Except for Transfers permitted by Section 9.2, each time a Member proposes to Transfer all or any part of its, his or her Interest, such Member shall first offer such Interest to the Manager:

(a)   Such Member shall deliver a written notice to the Manager stating (i) such Member's bona fide intention to Transfer such Interest, (ii) the name and address of the proposed transferee, (iii) the Interest to be Transferred, and (iv) the purchase price and terms of payment for which the Member proposes to Transfer such Interest.

(b)   Within ten (10) days after receipt of the notice described in Section (a), the Manager shall notify the transferring Member in writing of Manager's desire to purchase a portion of the Interest being so Transferred. The purchase price and terms shall be on the same terms as outlined in the written notice made pursuant to Section 9.6 (a). The failure of the Manager to submit a notice within the applicable period shall constitute an election on the part of the Manager not to purchase any of the Interest which may be so Transferred.

(c)   If the Manager elects not to purchase all of the Interest designated in such notice, then the transferring Member may Transfer the Interest described in the notice to the proposed transferee, providing such Transfer (i) is completed within thirty (30) days after the expiration of the Manager's right to purchase such Interest, (ii) is made at the price and terms designated in such notice, and (iii) the requirements hereof relating to consent of Members, securities and tax requirements are met. If such Interest is not so Transferred, the transferring Member must give notice in accordance with this Section prior to any other or subsequent Transfer of such Interest.

Section 9.7 **Fair Market Value Procedures**. The fair market value of the Interest shall be determined by either:

(a) the Interest's fair market value as agreed upon by the transferring and acquiring Party; or

(b) if the transferring and acquiring Party cannot agree on the fair market value, each party, at their own expense, shall select a business valuation appraiser and the average valuation shall be used, subject to Section 9.7 (c).

(c) in the event that either Party is not satisfied with the average valuation obtained pursuant to Section 9.7 (b), then the two selected business valuation appraisers shall select a third independent business valuation appraiser who shall determine the fair market value of the Interest. The appraisal cost of the third independent business valuation appraiser shall be paid equally by the Parties.

ARTICLE 10
BOOKS AND RECORDS; RESERVES

Section 10.1 On reasonable notice, a member may inspect and copy during regular business hours, at a reasonable location specified by the Company, any record maintained by the Company regarding the Company's activities, financial condition and other circumstances, to the extent the information is material to the member's rights and duties under the operating agreement or this chapter;

Section 10.2. The Company shall furnish to each member:

(a) On reasonable notice, any information concerning the Company's activities, financial condition and other circumstances which the Company knows and is material to the proper exercise of the member's rights and duties under the operating agreement or this chapter, except to the extent the Company can establish that it reasonably believes the member already knows the information;

(b) On reasonable notice, any other information concerning the Company's activities, financial condition and other circumstances, except to the extent the demand or information demanded is unreasonable or otherwise improper under the circumstances.

Section 10.3 During regular business hours and at a reasonable location specified by the Company, a member may obtain from the Company and inspect and copy full information regarding the activities, financial condition and other circumstances of the company as is just and reasonable if:

(a) The member seeks the information for a purpose material to the member's interest as a member;

(b) The member makes a demand in a record received by the company, describing with reasonable particularity the information sought and the purpose for seeking the information; and

(c) The information sought is directly connected to the member's purpose.

Section 10.4   Reserves. The Managers shall establish reserves by deducting from income such amounts as it shall deem advisable.

Section 10.5   Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations. If a Manager is required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute and file that document with the South Carolina Secretary of State.

Section 10.6   Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.


ARTICLE 11
TERMINATION


Section 11.1   Dissolution.   Subject to the provisions of the Act, this Agreement (including the limitations set forth in Section 2.4) or the Articles of Organization, the Company shall be dissolved, and its affairs wound up upon the first to occur of the following:

11.1.1   Upon the sale of all or substantially all of the assets of the Company and the receipt of all consideration therefore; or

11.1.2   The entry of a decree of judicial dissolution.

Section 11.2   Distributions Upon Liquidation.

11.2.1 Upon the occurrence of any event specified in Section 11.1, the Members will take full account of the Company's liabilities and assets, and the Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from the liquidation of the Company's assets will be applied and distributed in the following order:

(i)   First, to creditors in the payment and discharge of all of the Company's Debts and other Liabilities (whether by payment or the making of reasonable provision for payment thereof to the extent required by Section 18-804 of the Act), including any Member Loans, other than Liabilities for Distributions to Members under Section 18-601 or 18-604 of the Act;

(ii)   Second, in accordance to the profit and loss Allocations as found in Section 7.1.1

ARTICLE 12
INDEMNIFICATION AND INSURANCE

Section 12.1   Indemnification.   Neither the Manager, nor their shareholders, officers, directors, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of their shareholders, officers, directors, employees or agents, so long as the Manager or such other Persons, in good faith, determined that such course of conduct was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third-party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified determined in good faith that such course was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company.

Section 12.2   Insurance.   Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

ARTICLE 13
INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

Each Member, by such Member's execution of this Agreement, hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

Section 13.1   Investment Intent.   Such Member is acquiring the Interest in investment purposes for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 13.2   Economic Risk. Such Member is financially able to bear the economic risk of such Member's investment in the Company, including the total loss thereof.

Section 13.3   No Registration of Units.   Such Member acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

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Section 13.4   No Obligation to Register. Such Member represents, warrants and agrees that the Company and the Manager is under no obligation to register or qualify the Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

Section 13.5   No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article 9 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

13.5.1   there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

13.5.2   such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 13.6   Financial Estimate and Projections.   That it understands that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable and which may not be relied upon in making an investment decision.

ARTICLE 14
DEFAULTS AND REMEDIES

Section 14.1   Defaults. If a Member materially defaults in the performance of his or its obligations under this Agreement, and such default is not cured within ten (10) business days after written notice of such default is given by a Manager to the defaulting Member for a default that can be cured by the payment of money, or within thirty (30) calendar days after written notice of such default is given by a Manager to the defaulting Member for any other default, then the non-defaulting Members shall have the rights and remedies described in Section 14.2 hereunder in respect of the default.

Section 14.2   Remedies.   If a Member fails to perform his or its obligations under this Agreement, the Company and the non-defaulting Members shall have the right, in addition to all other rights and remedies provided herein, on behalf of himself or itself, the Company or the Members, to bring the matter to arbitration pursuant to Section 15.7. The award of the arbitrator in such a proceeding may include, without limitation, an order for specific performance by the defaulting Member of his or its obligations under this Agreement, or an award for damages for payment of sums due to the Company or to a Member.

ARTICLE 15
MISCELLANEOUS

Section 15.1 **Entire Agreement**. This Agreement, and the exhibits hereto, constitute the entire agreement among the Manager, in its capacity as Manager only, and the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 15.2 **Further Assurances**. Each Manager and Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

Section 15.3 **No Waiver**. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by the Manager or any Member in the performance by the Manager or such Member of his, her or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Manager or Member. Failure by the Company or a Member to complain of any act or omission to act by the Manager or any Member, or to declare such Manager or Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his, her or its rights under this Agreement.

Section 15.4 **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 15.5 **Severability**. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom, and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 15.6 **Governing Law**. This Agreement shall be governed by and construed under the substantive laws of the State of South Carolina. This Agreement, however, may alter or reduce the rights a Member would have under the Act. In all instances in which such is lawful, the provisions of this agreement will control.

Section 15.7 **Dispute Resolution**. In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet, in good faith, with the assistance of a third-party mediator who has previously practice law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Florence, South Carolina. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. Failure of a party to act in good faith during the mediation process shall prohibit the prevailing party to recover any cost of the arbitration and attorney and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 15.7 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

Section 15.8   Notices. Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

15.8.1   all communications intended for the Company shall be sent to its principal executive office to the attention of the Manager;

15.8.2   all communications intended for a Member shall be sent to the address of such Member set forth in *Exhibit "1"* to this Agreement, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 15.8; and

15.8.3   all communications intended for the Manager shall be sent to the address of the Manager set forth in *Exhibit "3"* to this Agreement, or such other address as the Manager shall have provided to the Members for such purpose by notice served in accordance with this Section 15.8.

All notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this <u>Section 15.8</u>. For all purposes of this Agreement, a notice or communication will be deemed effective:

(a)   if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "<u>Local Business Day</u>") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day;

(b)   if sent by facsimile transmission, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day; and

(c)   if sent by registered or certified mail, on the fifth (5th) Local Business Day after the date of mailing.

Section 15.9   Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 15.10   Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 15.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed originals.

Section 15.12   Preparation of Agreement. This Agreement has been prepared by Premier Law Group (the "<u>Law Firm</u>"), counsel for the Company and the Manager in the course of its representation, and:

i.   The Members have been advised by the Law Firm that a conflict of interest exists among the Members' individual interests; and

ii.   The Members have been advised by the Law Firm to seek the advice of independent counsel; and

iii.   The Members have been represented by independent counsel or have had the opportunity to seek such representation; and

iv.   The Law Firm has not given any advice or made any representations to the members with respect to the tax consequences of this agreement; and

v.   The Members have been advised that the terms and provisions of this Agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and

vi.   The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax consequences of this Agreement.

[SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE FOR INDIVIDUALS ONLY]

IN WITNESS WHEREOF, the Company's Manager and the Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A MEMBER**

☐ **CLASS CF MEMBER**

____

Name: ______________________

{Member *Signature Page(s) continue on following page*}

[SIGNATURE PAGE FOR ENTITIES ONLY]

IN WITNESS WHEREOF, the Company's Manager and the Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A MEMBER**

☐ **CLASS CF MEMBER**

Entity: ___________________________

By: ___________________________

Its: ___________________________

Signature: ________________________

{Member *Signature Page(s) continue on following page*}

[SIGNATURE PAGE FOR IRAs ONLY]

IN WITNESS WHEREOF, the Company's Manager and the Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A MEMBER**

☐ **CLASS CF MEMBER**

IRA: ___________________________
FBO _______________________

By: ___________________________

Its: Custodian

Signature: _______________________

{Member *Signature Page(s) continue on following page*}

[SIGNATURE PAGE FOR TRUSTS ONLY]

IN WITNESS WHEREOF, the Company's Manager and the Member hereby execute this Operating Agreement as of the date first above written.

☐ **CLASS A MEMBER**

☐ **CLASS CF MEMBER**

Trust: ___________________________

By: ___________________________

By: ___________________________

Its: Trustee(s)

Signature: ________________________

Signature: ________________________

{Sponsor Affiliate Signature Page(s) continue on following page}

[SIGNATURE PAGE FOR CLASS B MEMBERS ONLY]

IN WITNESS WHEREOF, the Company's Manager and the Member(s) hereby execute this Operating Agreement as of the date first above written

CLASS B MEMBERS

Tempest 22, LLC

By: William Daniel Frye (Feb 6, 2024 07:59 EST)
William Daniel Frye, Co-Manager

By: Octavio Mota
Octavio Mota (Feb 6, 2024 10:56 EST)
Octavio Mota, Co-Manager

By: Adit Shah (Feb 5, 2024 17:48 EST)
Adit Shah, Co-Manager

Lascara Real Estate LLC

By: James Lascara
James Lascara (Feb 5, 2024 19:35 EST)
James Lascara

[SIGNATURE PAGE FOR MANAGER(S) ONLY]

IN WITNESS WHEREOF, the Company's Manager and the Member hereby execute this Operating Agreement as of the date first above written.

MANAGER

Tempest 22, LLC

By: _William Daniel Frye (Feb 6, 2024 07:59 EST)_____
     William Daniel Frye, Co-Manager

By: _Octavio Mota_____
     Octavio Mota (Feb 6, 2024 10:56 EST)
     Octavio Mota, Co-Manager

By: _Adit Shah (Feb 5, 2024 17:48 EST)_____
     Adit Shah, Co-Manager

Lascara Real Estate LLC

By: _James Lascara_____
     James Lascara (Feb 5, 2024 19:35 EST)
     James Lascara, Manager

EXHIBIT "1"

Names, Addresses and Capital Contributions of Members

Class A-1 Members

Name	Address	Capital Contribution	Percent Ownership

Class A-2 Members

Name	Address	Capital Contribution	Percent Ownership

The list of Class A-1 and Class A-2 Members constitute $927,500 of Capital Contributions as of the date first written above. The list of these Members can be provided to any Member by requesting it from the Manager(s).

Class CF Members

Name	Address	Capital Contribution	Percent Ownership

Class B Members

Name	Address	Capital Contribution	Percent of Class B Membership Interests
Tempest 22, LLC	3225 McLeod Dr, Suite 100 Las Vegas, NV 89121	Services	85%
Lascara Real Estate LLC	3225 McLeod Dr, Suite 100 Las Vegas, NV 89121	Service	15.0%

EXHIBIT "2"

Percentage Interests

Name of Member

Percentage Interest

Class A and Class CF Members

The Percentage Interest of the Class A and Class CF Members collectively shall be 80%

Class B Members

The Percentage Interest of the Class B Members shall be 20%

EXHIBIT "3"

Initial Manager

Name	Address
Tempest 22, LLC	3225 McLeod Dr., Suite 100 Las Vegas, Nevada 89121
Lascara Real Estate LLC	3225 McLeod Dr., Suite 100 Las Vegas, Nevada 89121

EXHIBIT "4"

Preferred Allocations and Distributions

Preferred Allocations and Distributions From Net Cash Flow

All distributions made to Class A Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter.

Net Cash Flow shall be allocated and distributed as follows:

First, Class A and Class CF Members are entitled to receive one hundred percent (100%) of Net Cash Flow until they receive the 7% Preferred Return.

Second, any remaining Net Cash Flow will be distributed eighty percent (80%) to Class A and Class CF Members and twenty percent (20%) to Class B Members.

Allocations and Distributions From Capital Transaction Event

Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed as follows:

First, Class A and Class CF Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Preferred Return.

Second, Class A and Class CF Members are entitled to all remaining Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Third, any remaining Net Capital Proceeds will be distributed eighty percent (80%) to Class A and Class CF Members and twenty percent (20%) to Class B Members.

EXHIBIT B

PROSPECTIVE PURCHASER QUESTIONNAIRE

Frye. Florence Lodging Investment Partners. Fourth Amended and Restated Operating Agreement. Redlined (v0202) - clean for signature (002)

Final Audit Report   2024-02-06

Created:	2024-02-05
By:	Octavio Mota (yesenia@tempest22.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAzrmh2Rfth6mYAqyEfNyFwRn1-ZBpYsY9

"Frye. Florence Lodging Investment Partners. Fourth Amended and Restated Operating Agreement. Redlined (v0202) - clean for signature (002)" History

📄 Document created by Octavio Mota (yesenia@tempest22.com)
2024-02-05 - 10:17:53 PM GMT

✉ Document emailed to adit@tempest22.com for signature
2024-02-05 - 10:17:59 PM GMT

✉ Document emailed to danny@tempest22.com for signature
2024-02-05 - 10:17:59 PM GMT

✉ Document emailed to Octavio Mota (octavio@tempest22.com) for signature
2024-02-05 - 10:17:59 PM GMT

✉ Document emailed to james@lascarare.com for signature
2024-02-05 - 10:17:59 PM GMT

📄 Email viewed by adit@tempest22.com
2024-02-05 - 10:47:56 PM GMT

🖊 Signer adit@tempest22.com entered name at signing as Adit Shah
2024-02-05 - 10:48:56 PM GMT

🖊 Document e-signed by Adit Shah (adit@tempest22.com)
Signature Date: 2024-02-05 - 10:48:58 PM GMT - Time Source: server

📕 Adobe Acrobat Sign

Email viewed by james@lascarare.com
2024-02-06 - 0:33:57 AM GMT

Signer james@lascarare.com entered name at signing as James Lascara
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Document e-signed by James Lascara (james@lascarare.com)
Signature Date: 2024-02-06 - 0:35:37 AM GMT - Time Source: server

Email viewed by danny@tempest22.com
2024-02-06 - 12:58:57 PM GMT

Signer danny@tempest22.com entered name at signing as William Daniel Frye
2024-02-06 - 12:59:39 PM GMT

Document e-signed by William Daniel Frye (danny@tempest22.com)
Signature Date: 2024-02-06 - 12:59:41 PM GMT - Time Source: server

Octavio Mota (yesenia@tempest22.com) replaced signer Octavio Mota (octavio@tempest22.com) with octavio mota (info@tempest22.com)
2024-02-06 - 3:31:09 PM GMT

Document emailed to octavio mota (info@tempest22.com) for signature
2024-02-06 - 3:31:10 PM GMT

Email viewed by octavio mota (info@tempest22.com)
2024-02-06 - 3:32:34 PM GMT

Octavio Mota (yesenia@tempest22.com) replaced signer Octavio Mota (octavio@tempest22.com) with Octavio Mota (omota101@gmail.com)
2024-02-06 - 3:47:55 PM GMT

Document emailed to Octavio Mota (omota101@gmail.com) for signature
2024-02-06 - 3:47:56 PM GMT

Email viewed by Octavio Mota (omota101@gmail.com)
2024-02-06 - 3:51:12 PM GMT

Signer Octavio Mota (omota101@gmail.com) entered name at signing as Octavio Mota
2024-02-06 - 3:55:59 PM GMT

Document e-signed by Octavio Mota (omota101@gmail.com)
Signature Date: 2024-02-06 - 3:56:02 PM GMT - Time Source: server

Agreement completed.
2024-02-06 - 3:56:02 PM GMT

 Adobe Acrobat Sign

EXHIBIT H

Property Improvement Plan ("PIP")



Baymont Franchise Systems, Inc.

PROPERTY IMPROVEMENT PLAN REPORT

Baymont Inn & Suites
Florence, SC

Change of Ownership for
Baymont

Inspection Date: May 13, 2021

PLAN REQUIREMENTS & SUBMITTAL PROCESS

Please submit all design plans and specifications to Wyndham Interior Design (interior.design@wyndham.com) for review and approval prior to purchasing or starting renovations. All renovations must meet Brand Standards, any items purchased or renovated without approval may need replacement if they do not meet brand design standards.

OVERVIEW

The PIP identifies specific items which we inspected at the Facility which were not in compliance with brand standards and need to be corrected. It is the responsibility of the Owner/Franchisee to review the Brand Standards Manual for a complete description of all standards and to maintain Brand Standards for any areas of the property that are not specifically covered in this PIP.

In addition, you are responsible for ensuring that the Facility is constructed, improved, maintained and operated in compliance with all applicable federal, state and local laws, codes, ordinances and regulations, including but not limited to, the Americans with Disabilities Act and its Accessibility Guidelines. This PIP was based on a random sample inspection of the Facility on the date specified. You may need to take additional actions to meet brand standards or comply with law or, at our discretion, if the condition of the facility changes materially since the inspection date or if the brand standards change.

All items in this PIP are required to be completed no later than the timeframes noted. Time extensions in no way imply a waiver. Failure to comply with specified deadlines for completing items may result in default under your license or franchise agreement and reservation service suspension. All items will continue to be evaluated on condition, appearance and adherence to brand standards through periodic quality assurance inspections. Any items on a future quality assurance inspection that do not meet brand standards will be required to be remedied. Failure to maintain acceptable levels of conditions and appearance and adherence to brand standards may be grounds for default under the Franchise or License Agreement.

Prior to the commencement of all work you are required to ensure that you are complying with the most current standards. Please consult your Development Director or noted department with specific questions to comply with the requirements contained in the PIP.

To obtain access to the Brand Standards please visit https://brandstandards.wyndham.com *and/or contact your Wyndham representative to request temporary Brand Standard Portal access. Your request will be reviewed and processed in a timely manner.*

By signing this PIP, you acknowledge and agree that this PIP may be provided to Wyndham Hotel & Resort's approved vendors for the purpose of their offering products and services that are required to complete this PIP. You hereby grant permission for the entire PIP and/or any information necessary for the vendor to offer their products and services. The information provided includes but is not limited to contact information, property address, number of rooms, brand converting to, and a list of items related to necessary or required products and services.

ONLY THE FRANCHISOR MAY REVISE THIS PIP. THE PIP IS VOID 180 DAYS AFTER THE INSPECTION DATE UNLESS THE FRANCHISE OR LICENSE AGREEMENT BECOMES EFFECTIVE.

The Franchise Review Committee may in its discretion revise this PIP as a condition of approving your application. You should not consider this PIP to be final until we sign the License or
Franchise Agreement.

Signed: _____   Date: _____

Print Name: _____

Revisions- All Previous Copies are Invalid

Capital Improvement Plan

To Be Completed for Immediate Compliance from New License Agreement

Category	Sub-Category	Item Description	Required Action Description	Design/ Brand Approval Required
Administrative Policies	Additional Item	Additional Inspection Item	Maintenance: The property must be well-maintained. This requirement pertains to all areas of the property, including, but not limited to: guestrooms, public areas, grounds, curb appeal, building, equipment, decor, furniture, fixtures and equipment, vehicles, signs, linens and supplies. A general maintenance program must be in place to ensure that all facilities are functional having addressed all conditional deficiencies.	
Administrative Policies	Additional Item	Additional Inspection Item	Cleanliness: The property must be clean and neat in appearance. This requirement pertains to all areas of the property, including, but not limited to: guestrooms, public areas, grounds, curb appeal, building, equipment, decor, furniture, fixtures and equipment, vehicles, signs, linens and supplies. Properties not meeting cleanliness standards may be required to complete housekeeping training.	
Administrative Policies	Additional Item	Additional Inspection Item	Brand Standards: This property improvement plan identifies specific items which do not currently meet brand standards. The property must also comply with all standards as outlined in the Brand Standards Manual. This requirement pertains to all areas of the property, including, but not limited to: guestrooms, public areas, grounds, curb appeal, building, equipment, decor, furniture, fixtures and equipment, vehicles, signs, linens and supplies.	
Administrative Policies	Additional Item	Additional Inspection Item	Any PIP item that requires brand/design approval must comply with the brand prototype design guidelines and per the time frames noted in this PIP report.	
Administrative Policies	Additional Item	Additional Inspection Item	Provide an Ecolab Dilution Control System and Ecolab EPA-approved disinfectant products.	
Administrative Policies	Additional Item	Additional Inspection Item	Complete the Count on Us & Human Trafficking training as required.	
Administrative Policies	Additional Item	Additional Inspection Item	General Manager/Property Manager is required to be Wyndham Rewards certified and property must fully comply with all Wyndham Rewards requirements.	
Administrative Policies	Hotel Technology	Can you access high speed Internet at the property and does the minimum bandwidth into your hotel meet Brand Standards?	Provide complimentary high-speed Internet access in all guestrooms and interior public areas from an approved vendor, ensuring all Brand Standard requirements are met including a Terms and Conditions page, Brand splash page, In-Room instructions, and Guest support as required.	
Guest Rooms	Guestroom Appliances / Supplies	Telephone/Dialing instructions	Replace telephone face plates.	
Guest Rooms	Guestroom Appliances / Supplies	Alarm Clock Radio	Replace alarm clock radios.	
Guest Rooms	Tub / Shower	Tub	Refinish and re-caulk bath tubs.	
Public Areas	Ice/Vending	Equipment- Vending/Ice	Repair/Replace inoperable ice machine.	
Public Areas	Swimming Pool/ Whirlpool	Equipment/Lighting/Handrails/Markings/ Landscaping/Signage	Replace pool signage.	Yes

To Be Completed by 3 Months from New License Agreement

Category	Sub-Category	Item Description	Required Action Description	Design/ Brand Approval Required
Guest Rooms	Case Goods	Wall Pictures, Framed Wall Mirror or Framed Full Length Mirror	Install artwork. Framed regional photography is an acceptable option.	Yes

To Be Completed by 6 Months from New License Agreement

Category	Sub-Category	Item Description	Required Action Description	Design/ Brand Approval Required
Guest Rooms	Bed / Bedding	Bed Frame/Mattress: Simmons Beautyrest Sutherland Plush (Existing acceptable until 10 years or Major)/Box Spring	Replace bed sets (mattresses and box springs) where worn, stained, sagging, missing date tags, or exceeding 10 years of age. Must be Simmons and to Baymont standard.	Yes
Guest Rooms	Case Goods	Dresser, Credenza or Media Chest (2 drawers)	Replace complete casegoods package (dressers, nightstands, headboards, desks, tables, wall mirrors, etc.) Ensure new casegoods can accommodate microwaves and refrigerators.	Yes
Guest Rooms	Case Goods	Lounge Chair(s)/Sofa(s)	Replace complete seating package (lounge chairs, desk chairs, activity chairs, sofas, etc.)	Yes
Guest Rooms	Doors / Windows / Locks	Connecting Door Locks	Replace connecting door lock hardware.	Yes
Guest Rooms	Guestroom Finishes	Doors/ Walls Ceilings/ Outlets/ Switches	Paint guestroom walls and doors where discolored to provide a consistent appearance.	
Guest Rooms	Lighting	Light Fixtures	Replace lighting package (fixtures and shades). A minimum of 4 light sources is required. Provide power at desks and nightstands. Conceal cords from view.	Yes
Guest Rooms	Tub / Shower	Plumbing Fixtures	Replace bath tub plumbing fixtures.	Yes
Public Areas	Building Exterior	Stairwell/Stair Tower	Clean and refinish/paint stairwells and railings.	
Public Areas	Building Exterior	Facade/Fascia/Storefronts	Clean, repair, and paint building exterior to provide a consistent appearance.	
Public Areas	Building Exterior	HVAC Louvers/Railings	Refinish PTAC louvers.	
Public Areas	Building Exterior	Porte Cochere/Canopy	Clean and refinish porte cochere drive pad.	
Public Areas	Exterior Grounds	Dumpster Enclosure	Refinish dumpster pad.	
Public Areas	Exterior Grounds	Walkways	Refinish walkways to provide a consistent appearance.	
Public Areas	Fitness Room	Finishes-Flooring/Ceiling/Walls/Doors/Window	Replace fitness center flooring. Rubber composite flooring is required.	Yes
Public Areas	Signage/Vehicles	Room number signs / Interior signage / Directional Signage	Replace room number plaques.	Yes

To Be Completed by 1 Year from New License Agreement

Category	Sub-Category	Item Description	Required Action Description	Design/ Brand Approval Required
Guest Rooms	Vanity / Commode	Vanity w/ skirt and backsplash/Sink	Replace vanity sink units and fixtures. New natural stone vanities are required.	Yes

Franchise Quality Observations

The following items were observed during the recent visit to your property and may impact the overall satisfaction of your guests. These items are not part of your Property Improvement Plan (PIP), but are subject to grading on any future Franchise Quality evaluation if not addressed.

Category	Sub-Category	Item Description	Required Action Description	Quality Concern
Administrative Policies	Additional Item	Additional Inspection Item	General Manager/Property Manager is required to complete HMP training within 90 days.	General Compliance
Administrative Policies	General	Uniforms/Name Tags	Provide uniforms and name tags.	General Compliance
Guest Rooms	Guestroom Appliances / Supplies	Guestroom Supplies	Provide guestroom supplies to include bath amenities.	General Compliance
Public Areas	Exterior Grounds	Parking Lot/Curbs/Wheel Stops/Striping	Pressure wash wheel stops and curbing.	General Maintenance
Public Areas	Lobby	Flooring (including lobby floor mat)	Professionally clean lobby carpet to a like-new condition. Replace lobby floor mat.	General Maintenance